Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
MONITRONICS INTERNATIONAL, INC.,
MONO LAKE MERGER SUB, INC.,
and
ASCENT MEDIA CORPORATION
DECEMBER 17, 2010

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EXHIBITS

Exhibit A	Option Surrender Agreement, Waiver and Release — Michael Meyers
Exhibit B	Option Surrender Agreement, Waiver and Release — Michael Haislip
Exhibit C	Warrant Surrender Agreement, Waiver and Release
Exhibit D	Non-Solicitation Side Letter
Exhibit E	Form of Certificate of Merger
Exhibit F	Certificate of Formation of the Surviving Corporation
Exhibit G	Initial Officers of Surviving Corporation
Exhibit H	Form of Escrow Agreement
Exhibit I	Dissenters’ Notice
Exhibit J	Closing Working Capital
Exhibit K	Indemnity Policy
Exhibit L	Termination Agreement
SCHEDULES

3.1	List of Subsidiaries
3.3(a)	Options
3.3(b)(i)	Material Investments
3.3(b)(ii)	Holders of Registrable Securities
3.3(b)(iii)	Holders of Recapitalization Common Stock
3.3(c)	Encumbrances
3.5	Required Filings and Consents
3.6	Financial Statements; Indebtedness
3.7	Absence of Certain Changes or Events
3.8	Litigation
3.9	Compliance with Laws
3.10(a)	Taxes
3.10(b)	Tax Notices
3.10(c)	Deferred Taxable Income
3.10(d)	Section 355
3.10(e)	Foreign Residency Issues
3.10(g)	Listed Transactions and Certain Reporting Requirements
3.10(h)	Agreements with Taxing Authorities
3.10(i)	Section 162(m) Contracts
3.10(j)	Intercompany Transactions
3.11(a)	Intellectual Property
3.11(b)	Rights to Use Intellectual Property
3.11(c)	Threatened or Pending Claims; Infringement
3.12	Scheduled Contracts
3.13(a)	Benefit Plans
3.13(f)	Employee Benefit Plans — PPACA
3.13(i)	Employee Benefit Plan Conflicts
3.13(m)	Employee Benefit Plans
3.14(a)	Owned Real Property

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3.14(b)	Leased Real Property
3.15(a)	Highly Compensated Employees
3.15(b)	Labor Relations
3.16	Environmental Matters
3.17	Insurance
3.18	Affiliate Transactions
3.19(a)	Dealers
3.19(d)	Discounts or Rebates to Customers or Dealers
3.21(b)	Central Monitoring Centers

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AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into this 17th day of December, 2010, by and among MONITRONICS INTERNATIONAL, INC., a Texas corporation (the “Company”), ASCENT MEDIA CORPORATION, a Delaware corporation (“Parent”), and MONO LAKE MERGER SUB, INC., a Texas corporation (“Merger Sub”). Capitalized terms not otherwise defined herein shall have the meanings set forth in Section 8.2 hereof.
     WHEREAS, the boards of directors of the Company, Parent and Merger Sub have each determined that it is advisable for, and in the best interests of their respective shareholders that, Merger Sub, a wholly-owned subsidiary of Parent, merge with and into the Company (the “Merger”), pursuant to and subject to the terms and conditions of this Agreement and the Texas Business Organizations Code, as amended (the “TBOC”).
     WHEREAS, the requisite Company Holders have approved entering into this Agreement and consummating all of the transactions contemplated hereby, including the Merger, in accordance with the Shareholders Agreement and the TBOC.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:
ARTICLE I
THE MERGER
     SECTION 1.1. The Merger.
     Upon the terms set forth in this Agreement, and in accordance with the TBOC, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. The name of the Surviving Corporation shall be as set forth in the Certificate of Merger until thereafter changed or amended in accordance with the certificate of formation of the Surviving Corporation as in effect from time to time and the TBOC.
     SECTION 1.2. Closing.
     Upon the terms set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Baker Botts L.L.P., 30 Rockefeller Plaza, New York, NY 10112-4498 on the date hereof and be effective as of the date hereof, occurring concurrently with the execution and delivery of this Agreement and the Escrow Agreement. The date hereof is referred to as the “Closing Date”.

     (a) Company Deliveries. At the Closing, the Company will deliver each of the following:
     (i) the Certificate of Merger, duly executed by the Company;
     (ii) resignations of the directors of the Company and the Company Subsidiaries (other than any directors identified by Parent in writing and any directors required to stay in place pursuant to the Securitization Documents);
     (iii) a certificate of good standing of the Company from Texas dated within five Business Days of the Closing Date;
     (iv) certified copies of the resolutions duly adopted by the Company’s board of directors and shareholders authorizing its execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which the Company is a party and the consummation of all transactions contemplated hereby and thereby;
     (v) a certification from the Company in the form and substance prescribed by Treasury Regulations Section 1.897-2(h) to the effect that the Company is not (and was not at any time during the period specified in Section 897(c)(1)(A)(ii) of the Code) a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;
     (vi) the Estimate Statement;
     (vii) the Escrow Agreement duly executed by the parties thereto other than Parent;
     (viii) the stock books, stock ledgers and minute books of the Company and each of the Company Subsidiaries;
     (ix) all the books and records of the Company and each of the Company Subsidiaries in the possession or control of the Shareholder Representative, except as otherwise required by applicable Law;
     (x) an Option Surrender Agreement, Release and Waiver, in the form attached hereto as Exhibit A, duly executed by the Company and Michael Meyers;
     (xi) an Option Surrender Agreement, Release and Waiver, in the form attached hereto as Exhibit B, duly executed by the Company and Michael Haislip;
     (xii) a Warrant Surrender Agreement, Release and Waiver, in the form of attached hereto as Exhibit C, duly executed by the Company and The Northwestern Mutual Life Insurance Company;
     (xiii) the Termination Agreement duly executed by all the parties to the Shareholders Agreement and the Registration Agreement;

     (xiv) the Indemnity Policy duly executed by the parties thereto; and
     (xv) that Non-Solicitation Side Letter, attached hereto as Exhibit D, executed by ABRY Partners, LLC in favor of Parent.
     (b) Parent Deliveries. At the Closing, Parent will deliver to the Company each of the following:
     (i) certified copies of the resolutions duly adopted by each of Parent and Merger Sub’s board of directors or equivalent governing body authorizing its execution, delivery and performance under this Agreement and the other agreements contemplated hereby to which it is a party, and the consummation of all transactions contemplated hereby and thereby;
     (ii) the Certificate of Merger duly executed by Merger Sub;
     (iii) the Escrow Agreement duly executed by Parent; and
     (iv) the Indemnity Policy duly executed by the parties thereto.
     SECTION 1.3. Effective Time.
     On the Closing Date, the parties shall cause the Merger to be consummated by the filing of the certificate of merger in the form attached hereto as Exhibit E (the “Certificate of Merger”) with the Secretary of State of the State of Texas (the time specified therein as the effective time of the Merger being the “Effective Time”), and the Company, Parent and Merger Sub shall make all other recordings or filings required under the TBOC as may be required to consummate the transactions contemplated by this Agreement.
     SECTION 1.4. Effect of the Merger.
     At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the TBOC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.
     SECTION 1.5. Articles of Incorporation; Bylaws.
     At the Effective Time, (a) the Amended and Restated Articles of Incorporation of the Company in effect at the Effective Time will be amended to read as set forth on Exhibit F hereto and shall be the certificate of formation of the Surviving Corporation until thereafter changed or amended in accordance with the provisions thereof and the TBOC, and (b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended in accordance with the provisions of the Surviving Corporation’s articles of incorporation and bylaws as well as the TBOC.

     SECTION 1.6. Directors and Officers.
     The directors of Merger Sub shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of formation and bylaws of the Surviving Corporation; and the initial officers of the Surviving Corporation shall be the persons listed on Exhibit G, in each case until their respective successors are duly elected or appointed and qualified, as the case may be.
ARTICLE II
CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES
     SECTION 2.1. Effect of Merger on Capital Stock of Merger Sub.
     Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall at the Effective Time by virtue of the Merger and without any action on the part of Parent or Merger Sub be converted into and become one fully-paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, so that immediately following the Effective Time, Parent will be the holder of all of the issued and outstanding shares of capital stock of the Surviving Corporation.
     SECTION 2.2. Effect of Merger on Capital Stock of the Company.
     At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Company or Merger Sub:
     (a) Common Stock; Common Stock Equilvalents.
     (i) Common Stock. Each share of Common Stock outstanding immediately prior to the Effective Time (excluding any Excluded Shares and Dissenting Shares) shall be converted into the right to receive (at the time, in the manner, and subject to the provisions of this Agreement and the Escrow Agreement, as applicable) an amount in cash, without interest, equal to the amount to which the holder of such share of Common Stock would be entitled to receive if immediately prior to the Effective Time (x) all Common Stock Equivalents outstanding immediately prior to the Effective Time had become fully vested and immediately exerciseable and had been exercised immediately prior to the Effective Time, and (y) the Company were to liquidate and distribute an amount to the holders of all Common Stock outstanding immediately prior to the Effective Time (including for this purpose any Dissenting Shares and all shares of Common Stock issuable upon the exercise of all Common Stock Equivalents pursuant to clause (x) of this Section 2.2(a)(i), but excluding any Excluded Shares immediately prior to the Effective Time) in accordance with the terms of the Company Charter as in effect at such time, equal to the sum of:
(A) the aggregate Estimated Merger Consideration less the Adjustment Amount, the Indemnity Amount and the initial Sellers’ Expense Amount (the

“Closing Date Merger Consideration” and the portion of the Closing Date Merger Consideration payable with respect to each such share of Common Stock, the “Closing Date Share Amount” with respect to such share of Common Stock); and
(B) the aggregate amount of the Additional Funds payable to the Company Holders in accordance with and subject to this Article II (the “Post-Closing Adjustment Amount” and the portion of the Post-Closing Adjustment Amount, if any, payable with respect to each such share of Common Stock, the “Post-Closing Share Amount” with respect to such share of Common Stock and together with the Closing Date Share Amount, the “Applicable Share Amount”)
in each case, payable in accordance with and subject to, and at the times provided for in this Article II.
     (ii) Common Stock Equivalents. Each Common Stock Equivalent outstanding immediately prior to the Effective Time shall be converted into the right to receive (at the time, in the manner, and subject to the provisions of this Agreement and the Escrow Agreement, as applicable) an amount in cash, without interest, equal to product of: (1) the amount, if positive (such amount, the “Applicable Share Amount” with respect to such Common Stock Equivalent) by which the Applicable Share Amount with respect to a share of Common Stock exceeds the exercise price per share payable upon the exercise of such Common Stock Equivalent, times (2) the number of shares of Common Stock issuable upon the exercise of such Common Stock Equivalent. For each Common Stock Equivalent outstanding as of the Effective Time, the Applicable Share Amount with respect to such Common Stock Equivalent shall consist of the following:
(A) the amount, if positive (such amount, the “Closing Date Share Amount” with respect to such Common Stock Equivalent) by which the Closing Date Share Amount with respect to a share of Common Stock exceeds the exercise price per share payable upon the exercise of such Common Stock Equivalent; provided, however, that if such exercise price per share equals or exceeds the Closing Date Share Amount with respect to a share of Common Stock, then the Closing Date Share Amount with respect to such Common Stock Equivalent shall be zero; and
(B) (x) if the Closing Date Share Amount with respect to such Common Stock Equivalent is greater than zero, an amount (such amount, the “Post-Closing Share Amount” with respect to such Common Stock Equivalent) equal to the Post-Closing Share Amount with respect to a share of Common Stock; or (y) if the Closing Date Share Amount with respect to such Common Stock Equivalent is zero, an amount (such amount, the “Post-Closing Share Amount” with respect to such Common Stock Equivalent) equal to the remainder of (1) the Post-Closing Share Amount with respect to a share of Common Stock, minus (2) the amount, if any, by which the exercise price per share payable upon the exercise of such Common Stock Equivalent exceeded the Closing Date Share Amount with respect to a share of Common Stock in each case payable in accordance with and subject to, and at the times provided for in this Article II.
The Company shall take all action necessary to cause such Common Stock Equivalents to be treated as provided in this Article II and shall not permit any Common Stock Equivalents to be exercised after the Effective Time. All such shares of Common Stock and all such Common Stock Equivalents shall, as of the Effective Time, cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate, instrument or agreement evidencing any such shares of Common Stock (each a “Stock Certificate”) or Common Stock Equivalents (“Common Stock Equivalent Documents”) shall thereafter represent only the right to receive the Applicable Share Amount for such shares of Common Stock or for the shares of Common Stock issuable upon exercise of such Common Stock Equivalents, payable in accordance with and subject to this Article II. The holders of such shares of Common Stock or Common Stock Equivalents (each a “Company Holder”) shall from and after the Effective Time cease to have any rights with respect to such shares of Common Stock or Common Stock Equivalents, except as otherwise provided herein or by the TBOC. In addition, all shares of the Company’s Class B Common Stock, if any, and all shares of the Company’s Series A Preferred Stock, if any, shall, as of the Effective Time, cease to be outstanding and shall be automatically cancelled and retired and shall cease to exist, without any consideration therefor, and each certificate, instrument or agreement evidencing any such shares shall be null and void.
     (b) Dissenters’ Rights.
     (i) No later than ten days following the Effective Time, the Surviving Corporation shall mail to each record holder of Common Stock who is entitled to vote on the Merger and who does not consent in writing to the Merger, via first class United States mail, postage prepaid, at the address for each record holder as it appears in the Company’s books and records, written notice of such holder’s appraisal rights and notice that the Merger was approved by the requisite action of the holders of Common Stock pursuant to Sections 6.202(d), 10.353, 10.354 and 10.355 of the TBOC (the “Notice”). Promptly following its receipt thereof, the Surviving Corporation shall give Parent written notice of any demands for appraisal pursuant to Sections 10.353 and 10.354 of the TBOC received by the Surviving Corporation, withdrawals of such demands and any other instruments served pursuant to the TBOC and received by the Surviving Corporation in connection therewith. Each holder of Common Stock who has perfected the right, if any, for appraisal of such holder’s outstanding shares of Common Stock in accordance with the provisions of Section 10.354 and 10.356 of the TBOC and who has not withdrawn or lost such right to appraisal is referred to herein as a “Dissenting Holder” and each share of Common Stock held by a Dissenting Holder is referred to herein as a “Dissenting Share.” On the 21st day after the date of the Notice, the Surviving Corporation shall provide to Shareholder Representative and Parent a list of all Dissenting Holders, stating the number of Dissenting Shares held by each Dissenting Holder and the aggregate number of Dissenting Shares, and, within three Business Days after receipt of such list, the Shareholder Representative shall pay to Parent an amount equal to the product of the Closing Date Share Amount multiplied by the aggregate number of Dissenting Shares.

     (ii) Notwithstanding any provision of this Agreement to the contrary, no outstanding shares of Common Stock that are held immediately prior to the Effective Time by Dissenting Holders shall be converted into or represent a right to receive the Applicable Share Amount, but the Dissenting Holders shall only be entitled, in lieu thereof, to receive payment of the fair value of their Dissenting Shares in accordance with the provisions of Subchapter H of Chapter 10 of the TBOC. If a holder of outstanding shares of Common Stock who demands appraisal of such shares under the TBOC shall thereafter effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal with respect to such shares, then each such share shall be deemed to have been converted, at the Effective Time, into and represent only the right to receive the Applicable Share Amount in accordance with this Section 2.2, without any interest thereon, upon delivery of a duly completed and validly executed Transmittal Letter and such other documents as may be required pursuant to the instructions thereto, and the surrender of the related Stock Certificate(s) in accordance with Section 2.5(d) (any such holder following the delivery of such items, a “Formerly Dissenting Holder”, and the Dissenting Shares held by such Formerly Dissenting Holder, “Formerly Dissenting Shares”). Promptly following the delivery of such items by a Formerly Dissenting Holder to the Shareholder Representative (prior to the Turnover Date), the Shareholder Representative shall provide written notice to Parent of the receipt of such items from a Formerly Dissenting Holder, and Parent shall, as promptly as practicable but within five Business Days after its receipt of such notice, pay to the Shareholder Representative for distribution to such Formerly Dissenting Holder an amount equal to the product of the Closing Date Share Amount multiplied by the number of his or her Formerly Dissenting Shares, plus any Post-Closing Share Amount attributable to such Formerly Dissenting Shares received by Parent pursuant to Section 2.5(b)(ii). Formerly Dissenting Holders shall be treated as Company Holders for all purposes of this Agreement, and Formerly Dissenting Shareholders will cease to be treated as Dissenting Shareholders when they become Formerly Dissenting Shareholders.
     (iii) Notwithstanding the other provisions of this Agreement, if, at the time of any payment (x) to be made to the Shareholder Representative pursuant to Section 2.3(e) or from the Adjustment Escrow or the Indemnity Escrow pursuant to Section 2.5(b)(ii), in each case, for the benefit of the Company Holders or (y) to be made to Company Holders pursuant to Section 2.5(d)(v) from the unused portion of the Sellers’ Expense Amount, there are Dissenting Holders, then the amount of such payment will be reduced by a fraction thereof, the numerator of which is the number of Dissenting Shares and the denominator of which is the number of shares of Common Stock outstanding immediately prior to the Effective Time, determined as if all Common Stock Equivalents outstanding immediately prior to the Effective Time were fully exercisable and had been exercised as of immediately prior to the Effective Time but disregarding all Excluded Shares, and the amount by which such payment is so reduced will be retained by or paid instead to the Parent.
     (c) Treasury Stock; Capital Stock held by Parent. Any shares of capital stock of the Company held in the treasury of the Company or held by Parent or the Company’s or Parent’s respective Subsidiaries immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be canceled and extinguished without any conversion thereof and no cash or other property shall be delivered or deliverable in exchange therefor. Parent shall cause any Excluded Shares held by Parent or any of its Subsidiaries not to be Dissenting Shares.
     SECTION 2.3. Calculation of Merger Consideration.
     (a) Not fewer than three Business Days prior to the date hereof, the Company delivered to Parent a statement (the “Estimate Statement”) setting forth the Company’s good faith estimates of the amounts of the Closing Working Capital, the Net Closing Indebtedness and the Unpaid Company Transaction Expenses, and the amount of the Merger Consideration (the “Estimated Merger Consideration”) based on the foregoing estimates. The Estimate Statement also included the Sellers’ Expense Amount and the Company’s determination of the estimated Closing Date Share Amount based on the Estimated Merger Consideration, the Indemnity Amount, the Adjustment Amount and the Sellers’ Expense Amount, together with the aggregate number of outstanding shares of Common Stock and the aggregate number of Common Stock Equivalents (and the aggregate exercise prices thereof) used in the determination thereof. The Company has provided to Parent prompt notice and the details of any exercise of Common Stock Equivalents that occurred following the calculation of any amounts included in the Estimate Statement and prior to the Effective Time. To the extent any Common Stock Equivalents have been exercised following Parent’s receipt of the Estimate Statement, the Estimated Merger Consideration shall be adjusted to give effect to the actual number of Common Stock Equivalents outstanding immediately prior to the Effective Time rather than the number of Common Stock Equivalents estimated to be outstanding immediately prior to the Effective Time in the Estimate Statement.
     (b) No later than the 90th day after the Closing Date, Parent will prepare and deliver, or cause to be prepared and delivered, to the Shareholder Representative a consolidated balance sheet of the Company and the Company Subsidiaries (the “Closing Balance Sheet”), together with a statement (the “Closing Statement”) setting forth Parent’s determination of (i) the actual Closing Working Capital as of the Adjustment Time, (ii) the actual Net Closing Indebtedness as of the Adjustment Time, and (iii) the actual Unpaid Company Transaction Expenses as of the Effective Time. The Closing Statement shall also include the Company’s determination of the Merger Consideration and the Closing Date Share Amount, based on the Indemnity Amount, the Adjustment Amount and the Sellers’ Expense Amount, together with the aggregate number of outstanding shares of Common Stock and the aggregate number of Common Stock Equivalents (and aggregate exercise prices thereof) used in the determination thereof. Parent will prepare, or cause to be prepared, the Closing Balance Sheet and the Closing Statement (including the determinations included therein) in accordance with Section 2.3(f).
     (c) During the 60-day period immediately following the Shareholder Representative’s receipt of the Closing Balance Sheet and the Closing Statement (provided that, if Parent fails to deliver the Closing Balance Sheet and the Closing Statement within the 90-day period described in Section 2.3(b), then at the written election of the Shareholder Representative the Estimate Statement will be treated as the Closing Balance Sheet and the Closing Statement for purposes of this Section 2.3), the Shareholder Representative and its representatives and advisors (i) will be permitted to review, during normal business hours and upon reasonable notice, the Surviving Corporation’s and the Company Subsidiaries’ books and records and their and their outside accountants working papers related or relevant to the preparation of the Closing Balance Sheet and the Closing Statement (including the determinations included therein), and (ii) will be given reasonable access, during normal business hours and upon reasonable prior notice, to knowledgeable employees and accounting professionals of Parent, the Surviving Corporation and the Company Subsidiaries in order to facilitate the Shareholder Representative’s review of the Closing Balance Sheet and the Closing Statement; provided, however, that the review and access described in clauses (i) and (ii) will be conducted at times and in a manner that does not unreasonably interfere with the operation of Parent’s, the Surviving Corporation’s or the Company Subsidiaries’ respective businesses. The Closing Balance Sheet and the Closing Statement (including the determinations included therein) will become final, binding and conclusive upon Parent, the Surviving Corporation, the Shareholder Representative and the Company Holders (the “Interested Persons”) (A) on the 60th day following the Shareholder Representative’s receipt thereof, unless Parent receives from the Shareholder Representative on or prior to such 60th day written notice of the Shareholder Representative’s disagreement (the “Dispute Notice”) with any account or determination set forth in the Closing Balance Sheet or the Closing Statement or (B) on such earlier date as the Shareholder Representative notifies Parent that it does not dispute the Closing Balance Sheet and Closing Statement; provided that, if Parent shall have failed to timely deliver the Closing Balance Sheet and Closing Statement under Section 2.3(b), the 60th day referred to in clause (A) above shall refer to the 60th day after the same was due to be delivered. The Dispute Notice will specify the items in the Closing Balance Sheet and the Closing Statement disputed by the Shareholder Representative (collectively, the “Disputed Items”). Any item set forth or reflected on the Closing Balance Sheet or the Closing Statement that is not objected to in the Dispute Notice will be deemed final, binding and conclusive upon the Interested Persons upon delivery of the Dispute Notice. If the Shareholder Representative timely delivers the Dispute Notice, then the Closing Balance Sheet and Closing Statement will become final, binding and conclusive upon the Interested Persons on the first to occur of (x) the date on which Parent and the Shareholder Representative resolve in writing all differences they have with respect to the Disputed Items or (y) the date on which all of the Disputed Items that are not resolved by Parent and the Shareholder Representative in writing are finally resolved in writing by the Independent Accountants in accordance with Section 2.3(d).
     (d) During the 30 days following delivery of a Dispute Notice, Parent and the Shareholder Representative will seek in good faith to resolve in writing any differences they have with respect to the Disputed Items. Any Disputed Item agreed in writing by Parent and the Shareholder Representative will be deemed final, binding and conclusive on the Interested Persons when such written agreement has been entered into by each of Parent and the Shareholder Representative. If Parent and the Shareholder Representative do not reach agreement on all of the Disputed Items during such 30-day period (or such longer period as they shall mutually agree), then at the end of such 30-day (or longer) period Parent and the Shareholder Representative shall submit all unresolved Disputed Items (collectively, the “Unresolved Items”) to Deloitte LLP (the “Independent Accountants”) to review and resolve such matters. The Independent Accountants will determine each Unresolved Item (the amount of which may not be more favorable to Parent than the related amount reflected in the Closing Statement nor more favorable to the Shareholder Representative and the Company Holders than any related amount set forth in the Dispute Notice) in accordance with this Section 2.3(d) and Section 2.3(f) as promptly as may be reasonably practicable, and Parent and the Shareholder Representative will instruct the Independent Accountants to complete such process within a period of no more than 60 days from the date of its engagement. The Independent Accountants shall act as an arbitrator to resolve each Unresolved Item based solely on written presentations by Parent and the Shareholder Representative and their respective agents, and not by independent review. Except as Parent and the Shareholder Representative may otherwise agree in writing, all communications between Parent and the Shareholder Representative or any of their respective representatives, on the one hand, and the Independent Accountants, on the other hand, will be in writing, with copies simultaneously delivered to the non-communicating party. The Independent Accountants’ determination of the Unresolved Items will be final, binding and conclusive on Parent, the Company Holders and the Shareholder Representative, effective as of the date the Independent Accountants’ written determination is received by Parent and the Shareholder Representative. The fees and expenses of the Independent Accountants will be borne one-half by Parent and one-half by the Shareholder Representative (for the account of the Company Holders), and each of Parent and the Shareholder Representative (for the account of the Company Holders) will bear its own legal, accounting and other fees and expenses of participating in such dispute resolution procedure.
     (e) Upon final determination of the Merger Consideration pursuant to Section 2.3(c) or (d), as applicable, an adjustment will be determined and paid as follows:
     (i) If the Estimated Merger Consideration exceeds the Merger Consideration, the Shareholder Representative and Parent shall within five Business Days after such final determination issue joint written instructions directing the Escrow Agent to (x) pay to Parent the amount of such excess (or, if less, the entire amount of the Adjustment Escrow) out of the Adjustment Escrow, by wire transfer of immediately available funds to the account specified by Parent, (y) pay to the Shareholder Representative (on behalf of the Company Holders) the remaining amount, if any, of the Adjustment Escrow (reduced by the amount provided for in Section 2.2(b)(iii) with respect to any Dissenting Shares, which amount shall instead be paid to Parent in the same method as specified in clause (x) above), by wire transfer of immediately available funds to the account specified by the Shareholder Representative, and (z) if the Estimated Merger Consideration exceeds the Merger Consideration by an amount that is greater than the amount of the Adjustment Escrow, pay the portion of such excess not paid from the Adjustment Escrow pursuant to clause (x) above to Parent from the Indemnity Escrow, by wire transfer of immediately available funds to the account specified by Parent.
     (ii) If the Merger Consideration exceeds the Estimated Merger Consideration, then within five Business Days after such final determination, Parent will pay to the Shareholder Representative (on behalf of the Company Holders) the amount of such excess (reduced by the amount provided for in Section 2.2(b)(iii) with respect to any Dissenting Shares) by wire transfer of immediately available funds to the account specified by the Shareholder Representative, and the Shareholder Representative and Parent shall issue joint written instructions to the Escrow Agent to pay the amount of the Adjustment Escrow to the Shareholder Representative (on behalf of the Company Holders) (reduced by the amount provided for in Section 2.2(b)(iii) with respect to any Dissenting Shares, which amount shall instead be paid to Parent in the same method as specified in clause (i)(x) above).

     (f) Except as otherwise specified in this Agreement, each accounting term used herein will have the meaning that is applied thereto in accordance with GAAP and, to the extent consistent with GAAP, the accounting principles, policies, procedures and methodologies consistently applied in preparing the consolidated balance sheet of the Company and the Company Subsidiaries as of the Balance Sheet Date and the accompanying statement of income (“Company GAAP”). Except as otherwise provided in this Agreement, each amount included in the Estimate Statement, the Closing Statement and the Closing Balance Sheet will be (A) calculated in accordance with Company GAAP (without regard to materiality), including with respect to the nature or classification of accounts, and determining levels of reserves or levels of accruals, and the definitions for such amount (and the components of such amount) herein agreed; and (B) consistent with the books and records of the Company and the Company Subsidiaries; provided that, except as otherwise provided in this Agreement, in determining current assets and liabilities hereunder, all accounting entries shall be taken into account regardless of their amount and all known errors and omissions shall be corrected.
     (g) Notwithstanding anything contained in this Agreement to the contrary, but subject to the rights of the parties to seek specific performance of this Section 2.3 under Section 8.9, this Section 2.3 sets forth the sole remedy of Parent and Merger Sub in respect of any Damages related to any asset or liability accounted for, or intended to be accounted for, in the calculation of Closing Working Capital, Net Closing Indebtedness or Unpaid Company Transaction Expenses, and Parent and Merger Sub shall not be entitled to indemnification under Article VII or any other recovery for any such Damages in respect thereof, whether or not the underlying facts constitute a breach of this Agreement; provided, however, that nothing contained in this Section 2.3(g) shall limit, restrict or negate Parent’s or Merger Sub’s right to indemnification for Damages arising out of or resulting from or in connection with a breach of the representations and warranties of the Company set forth herein or a breach of the Company’s covenants set forth herein (including any such breach of representation or warranty or breach of covenant resulting from or relating to any such underlying facts) unless such Damages are included in the calculation of Merger Consideration as finally determined pursuant to Section 2.3(c) or Section 2.3(d), as applicable.
     SECTION 2.4. Exchange of Stock Certificates.
     After the Effective Time, each Company Holder shall be entitled to receive, subject to the transfers and reductions provided for in Section 2.5, for each share of Common Stock or each Common Stock Equivalent (other than Excluded Shares and Dissenting Shares) held by such Company Holder at the Effective Time: (i) the Closing Date Share Amount with respect to such share of Common Stock or such Common Stock Equivalent in cash, without interest, in exchange for the delivery of the corresponding Stock Certificate or Common Stock Equivalent Documents, duly endorsed for transfer or accompanied by appropriate transfer documents and accompanied by a duly executed Transmittal Letter, and (ii) the Post-Closing Share Amount with respect to such share of Common Stock or such Common Stock Equivalent in cash, without interest, payable in accordance with and subject to, and at the times provided for in this Section 2.4 and Section 2.5.

     SECTION 2.5. Payment; Escrow; Payment Procedures.
     (a) Initial Payment Fund. Concurrently with the execution of this Agreement, Parent and/or Merger Sub shall pay to the Shareholder Representative (on behalf of the Company Holders) an amount in cash equal to the Estimated Merger Consideration less the aggregate exercise price payable to the Company upon the exercise of all Common Stock Equivalents that are outstanding immediately prior to the Effective Time, less the Adjustment Amount and the Indemnity Amount by wire transfer of immediately available funds to the account specified by the Shareholder Representative. The amounts paid to the Shareholder Representative pursuant to this Section 2.5(a) (the “Initial Payment Fund”), and any and all amounts paid to the Shareholder Representative by Parent or the Escrow Agent pursuant to Section 2.3 or Section 2.5(b), and any and all amounts repaid by Parent to Shareholder Representative pursuant to Section 2.2(b)(ii) (collectively, the “Additional Funds” and together with the Initial Payment Fund and all interest thereon, the “Payment Fund”), shall be held and disbursed by the Shareholder Representative in accordance with this Article II.
     (b) Escrow Funds.
     (i) Pursuant to the terms of an agreement entered into concurrently with the execution of this Agreement among Parent, the Company, the Shareholder Representative and Citibank, N.A. as escrow agent (including any successor in such capacity, the “Escrow Agent”) in the form attached hereto as Exhibit H (the “Escrow Agreement”), Parent and the Shareholder Representative shall appoint the Escrow Agent to hold and disburse the Escrow Funds as provided below. Concurrently with the execution of this Agreement, Parent and/or Merger Sub shall deposit with the Escrow Agent (on behalf of the Company Holders) $3,000,000 (the “Adjustment Amount” and, together with any interest or other earnings thereon, the “Adjustment Escrow”) and $25 million (the “Indemnity Amount” and, together with any interest or other earnings thereon, the “Indemnity Escrow”; the Indemnity Escrow and the Adjustment Escrow are referred to as the “Escrow Funds”), in each case, by wire transfer of immediately available funds. The Adjustment Escrow and the Indemnity Escrow shall be held by the Escrow Agent in segregated accounts to serve as the sole sources of payment of any adjustment to the Estimated Merger Consideration required by Section 2.3(e)(i) or any indemnification obligation of the Company set forth in Article VII.
     (ii) Parent and the Shareholder Representative shall instruct the Escrow Agent to disburse the Escrow Funds as follows: (A) the Adjustment Escrow shall be disbursed by the Escrow Agent to (1) Parent, to the extent provided in Section 2.3(e)(i) and (ii), and/or (2) the Shareholder Representative, to the extent provided in Section 2.3(e)(i) and (ii); (B) from time to time prior to the Escrow Release Date, the Indemnity Escrow shall be disbursed by the Escrow Agent to Parent to the extent required to pay an indemnification obligation of the Company under Article VII and/or to the extent required by clause (z) of Section 2.3(e)(i); (C) on the Escrow Release Date, the entire balance of the Indemnity Escrow less any amount thereof subject to unresolved indemnification claims hereunder with respect to which Parent has provided the Escrow Agent and the Shareholder Representative written notice (each such amount, a “Pending Claim Amount”), reduced by the amount provided for in Section 2.2(b)(iii) with respect to any Dissenting Shares (which amount shall instead be disbursed by the Escrow Agent to Parent), shall be disbursed by the Escrow Agent to the Shareholder Representative (on behalf of the Company Holders); and (D) after the Escrow Release Date, each Pending Claim Amount shall be paid by the Escrow Agent to Parent or the Shareholder Representative (on behalf of the Company Holders), as the case may be, in accordance with Article VII, reduced by the amount provided for in Section 2.2(b)(iii) with respect to Dissenting Shares (which shall instead be disbursed by the Escrow Agent to Parent). The date as of which all amounts in the Escrow Funds have been paid out by the Escrow Agent is referred to as the “Escrow Termination Date”. Subject to Section 2.5(c), any Escrow Funds paid to the Shareholder Representative pursuant to this Section 2.5(b) shall be distributed by the Shareholder Representative to the Company Holders in accordance with their respective shares of such amounts as determined in accordance with this Agreement.
     (c) Use and Disbursement of Payment Fund. The Shareholder Representative shall hold the Payment Fund on behalf of the Company Holders and use such funds for the sole purposes of (i) delivery of the Merger Consideration (less amounts withheld therefrom as the Sellers’ Expense Fund) to the Company Holders in accordance with the terms hereof, and (ii) establishing from the Closing Date Merger Consideration a reserve account (the “Sellers’ Expense Fund”), in an amount determined by the Shareholder Representative prior to the Closing, which may be increased from time to time from the amount of any Escrow Funds received by it (the “Sellers’ Expense Amount”), to pay actual or anticipated fees, expenses and other costs incurred by the Shareholder Representative for the benefit of the Company Holders on or after the Closing in connection with the transactions contemplated by this Agreement (including costs associated with the determination of the Merger Consideration and any investigation and resolution of indemnification claims and the fees and expenses of Kirkland & Ellis LLP payable in connection with the transactions contemplated by this Agreement). The Shareholder Representative shall have sole and exclusive authority to disburse and pay amounts placed into the Sellers’ Expense Fund consistent with the provisions of this Agreement. In no event shall Parent or any of its Affiliates or Representatives (including the Surviving Corporation and its Affiliates and Representatives after the Closing) have any liability or obligation to any Company Holder with respect to the Payment Fund or any application thereof or disbursement therefrom, or otherwise for any amount paid or disbursed to the Shareholder Representative pursuant to this Agreement, other than, (x) with respect to the Surviving Corporation, as to (and only as to) any portion of the Payment Fund delivered to the Surviving Corporation for disbursements to Company Holders following the Turnover Date pursuant to Section 2.5(d)(iii) or (y) with respect to Parent, as to (and only as to) any portion of the Payment Fund to be delivered by Parent to the Shareholder Representative for disbursement to Formerly Dissenting Holders pursuant to Section 2.2(b)(ii).
     (d) Payment Procedures.
     (i) Each record holder of a Stock Certificate or Common Stock Equivalent has been provided by the Company, or shall be provided by the Surviving Corporation, with a form of letter of transmittal (which shall include a customary release of claims, reasonably acceptable to Parent) (the “Transmittal Letter”) and instructions for the use thereof to surrender its Stock Certificate(s) and/or Common Stock Equivalent

Document(s), as applicable, to the Shareholder Representative (in its capacity as paying agent for the Surviving Corporation) or, following the Turnover Date, the Surviving Corporation, for payment pursuant to this Section 2.5. The Transmittal Letter specifies that delivery shall be effected, and risk of loss and title to the related Common Stock and/or Common Stock Equivalent(s) shall pass, only upon proper delivery of such Stock Certificate(s) and/or Common Stock Equivalent Document(s) (or as appropriate, in the reasonable judgment of the Shareholder Representative or, following the Turnover Date, the Surviving Corporation, affidavit of loss in respect thereof) to the Shareholder Representative or, following the Turnover Date, the Surviving Corporation, in accordance with the terms of delivery specified in the Transmittal Letter and the instructions for the use thereof in surrendering such Stock Certificate(s) and/or Common Stock Document(s).
     (ii) If a Company Holder delivered his, her or its Stock Certificate(s) and/or Common Stock Equivalent Document(s), as applicable, a properly completed Transmittal Letter and payment instructions (including wire transfer instructions if applicable) to the Shareholder Representative at least three Business Days prior to the Closing Date, the Closing Date Share Amount in respect of the Common Stock and/or Common Stock Equivalents represented by such Stock Certificate(s) and/or Common Stock Equivalent Document(s) so delivered will be paid to such Company Holder promptly but in no event later than five Business Days following the Effective Time. From and after the Effective Time until surrendered in accordance with this Section 2.5(d), each Stock Certificate and Common Stock Equivalent Document shall be deemed for all purposes to evidence only the right to receive, in accordance with the terms of this Agreement, the Applicable Share Amount into which such share of Common Stock or Common Stock Equivalent previously represented thereby shall have been converted in the Merger in accordance with this Article II (which Applicable Share Amount comprises the Closing Date Share Amount and any Post-Closing Share Amount, in each case, payable in accordance with and subject to, and at the times provided for in this Article II). No interest will accrue or be paid on any amount payable to the holder of any share of Common Stock and/or Common Stock Equivalent pursuant to this Agreement.
     (iii) If a Company Holder did not deliver his, her or its Stock Certificate(s) and/or Common Stock Equivalent Document(s), as applicable, a properly completed Transmittal Letter and payment instructions (including wire transfer instructions if applicable) to the Shareholder Representative at least three Business Days prior to the Closing Date, the Closing Date Share Amount in respect of such Stock Certificate(s) and/or Common Stock Equivalent(s) and any Post-Closing Share Amount in respect thereof will be retained by the Shareholder Representative after the Effective Time until the earlier of (i) the first Business Day after the day on which such Company Holder delivers his, her or its Stock Certificate(s) and/or Common Stock Equivalent Document(s), as applicable, a properly completed Transmittal Letter and payment instructions (including wire transfer instructions if applicable) to the Shareholder Representative, after which (x) the Closing Date Share Amounts attributable to such shares of Common Stock and/or Common Stock Equivalents and (y) any Post-Closing Share Amounts attributable to such shares of Common Stock and/or Common Stock Equivalents (in the case of this clause (y), to the extent a corresponding payment of

Post-Closing Merger Consideration was previously made to other Company Holders) will be distributed to such Company Holder without interest, and (ii) the later of the Escrow Termination Date and the first anniversary of the Closing Date (such later date, the “Turnover Date”). On or before the fifth Business Day after the Turnover Date, the Shareholder Representative shall pay all amounts then held by the Shareholder Representative on behalf of all Company Holders, including any remaining portion of the Sellers’ Expense Fund, to the Surviving Corporation. Thereafter the Surviving Corporation will pay the Closing Date Share Amounts and any Post-Closing Share Amounts attributable to such shares of Common Stock or Common Stock Equivalents, without interest, as determined by the Surviving Corporation in accordance with this Agreement, to each such Company Holder once such Company Holder has delivered his, her or its Stock Certificate(s) and/or Common Stock Equivalent Document(s), as applicable, a properly completed Transmittal Letter and payment instructions (including wire transfer instructions if applicable) to the Surviving Corporation. If a Company Holder delivers his, her or its Stock Certificate(s) and/or Common Stock Equivalent Document(s), as applicable, a properly completed Transmittal Letter and payment instructions (including wire transfer instructions if applicable) to the Shareholder Representative less than three Business Days prior to the Closing Date, the Closing Date Share Amounts attributable to such Company Holder’s shares of Common Stock and/or Common Stock Equivalents will be distributed to such Company Holder as soon as practicable after the Closing Date, and any Post-Closing Share Amounts attributable to such Company Holder’s shares of Common Stock and/or Common Stock Equivalents will be paid thereafter to the extent, in the manner and at such times as they are payable in accordance with this Article II.
     (iv) If any Additional Funds are received by the Shareholder Representative from Parent pursuant to Section 2.2(b)(ii) or Section 2.3(e) or from the Escrow Agent pursuant to Section 2.5(b), following the making of any payments to Company Holders who have delivered his, her or its Stock Certificate(s) and/or Common Stock Equivalent Document(s) as applicable, a properly completed Transmittal Letter and payment instructions (including wire transfer instructions if applicable) to the Shareholder Representative, pursuant to Section 2.5(d)(ii) or(iii), after deducting any additions to the Seller Expense Fund, the Shareholder Representative shall pay to each such Company Holder, the additional portion of the Post-Closing Share Amount attributable to such Company Holder’s shares of Common Stock or Common Stock Equivalents as determined by the Shareholder Representative in accordance with this Agreement.
     (v) To the extent the Shareholder Representative determines that amounts placed in the Sellers’ Expense Fund will not be used to pay fees, expenses and other costs incurred in connection with the transactions contemplated by this Agreement, such aggregate unused amount (reduced by the amount provided for in Section 2.2(b)(iii) with respect to any Dissenting Shares, which amount shall instead be paid to Parent by wire transfer of immediately available funds to the account specified by Parent) will be distributed by the Shareholder Representative to each Company Holder who has delivered his, her or its Stock Certificate(s) and/or Common Stock Equivalent(s), as applicable, a properly completed Transmittal Letter and payment instructions (including wire transfer instructions if applicable) to the Shareholder Representative, such Company

Holder’s allocable share of such amounts as determined by the Shareholder Representative in accordance with this Agreement.
     (e) No Further Rights. All cash paid pursuant to Section 2.5 to or for the benefit of Company Holders (including all amounts paid to the Shareholder Representative or deposited with the Escrow Agent) shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock and/or Common Stock Equivalents held by such Company Holders.
     (f) Lost, Stolen or Destroyed Stock Certificates or Common Stock Equivalent Documents. In the event any Stock Certificate or Common Stock Equivalent Document shall have been lost, stolen or destroyed, then in lieu of surrendering the same, the holder thereof may make an affidavit setting forth that fact by the Person claiming such lost, stolen or destroyed Stock Certificate(s) or Common Stock Equivalent Document(s) and granting adequate (in the reasonable judgment of Shareholder Representative or, following the Turnover Date, the Surviving Corporation) indemnity against any claim that may be made against Company, the Surviving Corporation, Parent or the Shareholder Representative with respect to such Stock Certificate(s) or Common Stock Equivalent Document(s), and the Shareholder Representative (or, following the Turnover Date, the Surviving Corporation) shall thereafter pay the applicable amounts required to be paid hereunder from the Payment Fund with respect to each share or right evidenced by such lost, stolen or destroyed Stock Certificate(s) or Common Stock Equivalent Document(s).
     (g) Tax Withholding. Parent, Surviving Corporation and the Shareholder Representative, as the case may be, shall be entitled to deduct and withhold from any Merger Consideration otherwise payable pursuant to this Agreement to any Company Holder, such amounts that Parent, the Surviving Corporation or the Shareholder Representative is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Shareholder Representative, such amounts shall be treated for all purposes of this Agreement as having been paid to the Company Holder in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Shareholder Representative. The Surviving Corporation shall provide any information reasonably requested by the Shareholder Representative to compute any amounts that are required to be withheld pursuant to this Section 2.5(g), and the Shareholder Representative shall pay all such withheld amounts to the Surviving Corporation which shall remit such amounts to the appropriate taxing authority within the applicable time period.
     (h) Shareholder Representative. The Shareholder Representative shall not cause or permit any funds in the Payment Fund to be paid or disbursed to or for the benefit of any Company Holder that has not submitted to (x) the Shareholder Representative, in its capacity as paying agent for the benefit of the Surviving Corporation or (y) following the Turnover Date, the Surviving Corporation, (i) a properly completed Transmittal Letter, and (ii) Stock Certificate(s) and/or Common Stock Equivalent Document(s) representing (prior to the Effective Time) all shares of Common Stock and/or Common Stock Equivalents held of record by such Company Holder immediately prior to the Effective Time (each duly endorsed for transfer or accompanied by duly executed transfer documents), or a duly executed affidavit of loss with respect thereto, and no Company Holder shall be entitled to any such payment or disbursement until each such submission is made. Following the Turnover Date, the Surviving Corporation shall not cause or permit any funds received by it pursuant to Section 2.5(d)(iii) to be paid or disbursed to or for the benefit of any Company Holder that has not submitted to the Surviving Corporation_(i) a properly completed Transmittal Letter, and (ii) Stock Certificate(s) and/or Common Stock Equivalent Document(s) representing (prior to the Effective Time) all shares of Common Stock and/or Common Stock Equivalents held of record by such Company Holder immediately prior to the Effective Time (each duly endorsed for transfer or accompanied by duly executed transfer documents), or a duly executed affidavit of loss with respect thereto, and no Company Holder shall be entitled to any such payment or disbursement until each such submission is made. In connection with its receipt of Transmittal Letters, Stock Certificates, Common Stock Equivalent Documents, transfer documents and affidavits of loss, and all payments and disbursement of amounts from the Payment Fund pursuant to this Section 2.5, the Shareholder Representative shall act as an agent of the Surviving Corporation, and not as an agent of any Company Holder.
     SECTION 2.6. Stock Transfer Books.
     At the Effective Time, the stock transfer books of the Company with respect to all shares of capital stock of the Company shall be closed and no further registration of transfers of such shares of capital stock shall thereafter be made on the records of the Company. If, after the Effective Time, any Stock Certificates of Common Stock Equivalent Documents are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.
     SECTION 2.7. Unpaid Company Transaction Expenses.
     Concurrently with the execution of this Agreement, Parent shall pay, or cause to be paid (on behalf of the Company, the Company Subsidiaries, the Shareholder Representative and the Company Holders), the Unpaid Company Transaction Expenses set forth in the Estimate Statement, by wire transfer of immediately available funds as directed by the payees thereof. Prior to the date hereof, the Company used commercially reasonable efforts to obtain definitive final invoices with respect to the Unpaid Company Transaction Expenses for the Company’s use in connection with the preparation of the Estimate Statement and the Shareholder Representative used commercially reasonable efforts to assist the Company in obtaining definitive final invoices from any vendors or third party service providers engaged or retained by the Shareholder Representative and whose fees and expenses constitute Company Transaction Expenses.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to Parent and Merger Sub as follows except, subject to the last sentence of Section 8.3, as set forth in the Company Disclosure Schedule:
     SECTION 3.1. Organization and Qualification; Subsidiaries.
     The Company and each Subsidiary of the Company (each a “Company Subsidiary”) is a corporation, limited partnership or limited liability company, as the case may be, duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation. The Company and each Company Subsidiary is duly qualified to conduct its business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except where the failure to so qualify, individually and in the aggregate, (x) has not had and would not reasonably be expected to have a Company Material Adverse Effect, (y) in the case of the Company’s due qualification and good standing, would not or could not reasonably be expected to have a material adverse effect on the Company, and (z) would not reasonably be expected to prevent the consummation of the Merger, delay the same in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement. The Company and each Company Subsidiary has the requisite power and authority to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on the businesses as now being conducted by it. The Company has no Subsidiaries other than those listed on Schedule 3.1.
     SECTION 3.2. Organizational Documents.
     The Company has heretofore made available to Parent a complete and correct copy of the organizational documents of the Company and each Company Subsidiary, each as amended to date. Each such organizational document is in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its organizational documents.
     SECTION 3.3. Capitalization.
     (a) There are (i) 80,000,000 shares of Common Stock authorized and 29,780,212 of such shares are issued and outstanding, (ii) 700,000 shares of the Company’s Class B Common Stock authorized, none of which is issued and outstanding and (iii) 8,247,075 shares of the Company’s Series A Preferred Stock authorized, none of which is issued and outstanding. There are (i) outstanding Options to acquire an aggregate of 2,704,195 shares of Common Stock, with each such Option having the per share exercise price set forth on Schedule 3.3(a), and (ii) outstanding Warrants to acquire an aggregate of 1,133,328 shares of Common Stock having a $0.01 per share exercise price.
     (b) Except as set forth on Schedule 3.3(a), there are no options, warrants, stock appreciation rights, phantom stock, contingent value right or other equity or equity-based securities, or any other rights, agreements, arrangements or commitments of any character obligating the Company or any Company Subsidiary to issue or sell (or refrain from issuing or selling) any shares of capital stock of, or other equity interests in the Company or any Company Subsidiary, including upon the exchange or conversion of any Indebtedness or security. Schedule 3.3(a) sets forth the following information with respect to each holder of Common Stock Equivalents: the number of shares of Common Stock underlying each of his or her outstanding Common Stock Equivalents and the grant date, expiration date and exercise price of each of his or her outstanding Common Stock Equivalents. As of the Effective Time, each holder of Common Stock Equivalents shall be entitled to receive the Applicable Share Amount with respect to each share underlying his or her Common Stock Equivalents as determined in accordance with Article II, and each such holder shall have no further rights against the Surviving Corporation under or in respect of such Common Stock Equivalents; provided, that to the extent any consideration is due to any such holder above such amounts, such additional consideration shall be treated as a Company Transaction Expense.
     (i) Except as set forth on Schedule 3.3(b)(i), there are no outstanding contractual obligations of the Company to purchase, redeem or otherwise acquire capital stock of the Company or any Company Subsidiary or make any material investment (in the form of a loan, capital contribution or otherwise) in any other Person. There are no outstanding bonds or other indebtedness whose holders have the right to vote on any matter submitted to a vote of the stockholders of the Company, or any securities convertible into, exercisable or exchangeable for any such voting debt.
     (ii) To the Knowledge of the Company, and as determined by the Company based on a review of the stock transfer register of the Company, Schedule 3.3(b)(ii) sets forth a true, correct and complete list of all holders of Registrable Securities (as defined in the Registration Agreement).
     (iii) To the Knowledge of the Company, and as determined by the Company board on a review of the stock transfer register of the Company, Schedule 3.3(b)(iii) sets forth a true, correct and complete list of all holders of Recapitalization Common Stock (as defined in the Shareholders Agreement).
     (c) All of the outstanding shares of capital stock or partnership or membership interests, as applicable, of the Company and each Company Subsidiary have been duly authorized and validly issued and are fully paid and (in the case of each Company Subsidiary that is a corporation) nonassessable. No shares of capital stock or any other securities, in each case, of the Company, were issued in violation of the Securities Act of 1933 or any Law. Except as set forth on Schedule 3.3(c), all of the outstanding shares of capital stock or partnership or membership interests, as applicable, of each Company Subsidiary are owned by the Company or another Company Subsidiary, free and clear of any liens, security interests, contractual restrictions on transfer, rights of refusal, rights of offer or similar rights, pledges or encumbrances (“Encumbrances”) other than Encumbrances (x) that secure Indebtedness (true, correct and complete copies of which have been made available to Parent or (y) of which Parent or its financing sources have knowledge as a result of having completed searches for Encumbrances on the Company and the Company Subsidiaries), that arise under applicable Securities Laws or that are set forth on Schedule 3.3(c). For the avoidance of doubt, “Encumbrances” shall not be deemed to include any non-exclusive license of Intellectual Property to another Person. Neither the Company nor any of the Company Subsidiaries, except for any Company Subsidiary that serves as a general partner to another Company Subsidiary, has ever been a general partner of a general or limited partnership.
     SECTION 3.4. Authority.
     The Company has the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action. The Board of Directors of the Company has adopted a resolution, as contemplated by Section 21.452 of the TBOC, recommending that the holders of the shares of Common Stock approve this Agreement and the transactions contemplated hereby. Prior to the execution and delivery of this Agreement, holders of at least two-thirds of the outstanding shares of Common Stock have approved and adopted this Agreement and the transactions contemplated hereby pursuant to a written consent in accordance with Section 6.202 of the TBOC and the articles of incorporation and bylaws of the Company (the “Shareholder Consent”). Prior to the execution of the Shareholder Consent, the Company provided notice, in the form attached as Exhibit I hereto, to each holder of Common Stock executing such Shareholder Consent of such holder’s right to dissent and obtain an appraisal under Section 10.354 of the TBOC pursuant to Section 10.355 of the TBOC. No other corporate proceedings on the part of the Company, any Company Subsidiary or the Company Holders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming its due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.
     SECTION 3.5. No Conflict; Required Filings and Consents.
     (a) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations under this Agreement will not (i) conflict with or violate, result in a breach of, or constitute a default under the organizational documents of the Company or any Company Subsidiary, (ii) subject to compliance with the requirements of the HSR Act and those set forth in Schedule 3.5, conflict with or violate any federal, state, or local law or statute or governmental ordinance, rule, regulation, order, judgment or decree (“Law”) applicable to the Company or any Company Subsidiary or by which any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of the Company or any Company Subsidiary pursuant to, any Permits or Scheduled Contracts, except, in the case of clauses (ii) and (iii), that, individually and in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect or prevent the consummation of the Merger, or delay the same in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement in any material respect.

     (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a “Governmental Entity”), except (i) for (A) applicable requirements of the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), (B) the consents, approvals, authorizations or permits identified in Schedule 3.5, and (C) filing and recordation of appropriate merger documents as required by the TBOC or (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or prevent the consummation of the Merger or delay the same in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement in any material respect. The Company has made all necessary filings to obtain the consents, approvals, authorizations and permits identified in Schedule 3.5 to the extent such filings were required to be made prior to the Effective Time.
     SECTION 3.6. Company Financial Statements; Company Indebtedness.
     Attached as Schedule 3.6 are (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2009 and June 30, 2010, and the related audited consolidated statements of income and of cash flow for the respective fiscal years ended on June 30, 2009 (the “Balance Sheet Date”) and June 30, 2010 and (ii) the Company’s unaudited consolidated balance sheet as of September 30, 2010 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of income and of cash flow for the three-month period then ended (all of the foregoing financial statements and any notes thereto are hereinafter collectively referred to as the “Company Financial Statements”). The Company Financial Statements have been prepared based on the books and records of the Company and in accordance with United States generally accepted accounting principles (“GAAP”), applied on a basis consistent with prior periods, except, with respect to the unaudited Company Financial Statements, for any absence of required footnotes and except for normal year-end adjustments consistent with the past practice of the Company, and fairly present in accordance with GAAP in all material respects the financial position of the Company and the Company Subsidiaries as of the dates indicated and the results of operations, changes in stockholder’s equity and cash flows for the respective periods indicated. The Company and the Company Subsidiaries have no Liabilities, except for (a) the Liabilities shown on the Interim Balance Sheet (including any notes thereto), (b) (x) current liabilities incurred in the ordinary course of their business consistent with past practice and Liabilities under the Swap Arrangements in effect on the date hereof (true, correct and complete copies of which have been made available to Parent) and (y) Indebtedness under the Securitization Documents and under the Company’s revolving credit facility that have been incurred by the Company or the Company Subsidiaries after the date of the Interim Balance Sheet, in the case of this clause (y), in the ordinary course of their business consistent with past practice, (c) the Liabilities set forth on Schedule 3.6, (d) other Liabilities incurred by the Company or any of the Company Subsidiaries which individually do not exceed $500,000 and in the aggregate do not exceed $1,000,000, (e) Company Transaction Expenses that have not been accrued, (f) contractual and similar Liabilities incurred in the ordinary course of business consistent with past practice which are not required to be reflected on a balance sheet (including in the notes thereto) prepared in accordance with GAAP, or Liabilities under Scheduled

Contracts or under other contracts or agreements true, correct and complete copies of which have been made available to Parent and (g) Liabilities under applicable Law.
     SECTION 3.7. Absence of Certain Changes or Events.
     Since the date of the Interim Balance Sheet, except as set forth on Schedule 3.7, there have not been any changes in the business, operations, results of operations, properties, assets or financial condition of the Company and the Company Subsidiaries, taken as a whole, which have had, or are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course. Since the date of the Interim Balance Sheet, neither the Company nor any of the Company Subsidiaries has (i) acquired or agreed to acquire, by merging or consolidating with, by purchasing an equity interest in or a material portion of the assets of, or by any other means, any business or any other Person other than (A) the acquisition of assets (including alarm monitoring contracts) in the ordinary course of business consistent with past practice, and (B) other acquisitions of assets for an aggregate purchase price of up to $1,000,000; (ii) made or committed to make any capital expenditures other than in the ordinary course of business consistent with past practice; (iii) sold, leased, exchanged, transferred, licensed, mortgaged, pledged or imposed a security interest on or otherwise disposed of, or agreed to sell, lease, exchange, transfer, license, mortgage, pledge or impose a security interest on or otherwise disposed of any of its material assets or Real Property other than disposition of assets or Real Property in the ordinary course of business; or (iv) changed any of its methods of accounting in effect at the Balance Sheet Date.
     SECTION 3.8. Absence of Litigation.
     Except as set forth on Schedule 3.8, there are (a) no actions, suits, or proceedings pending or, to the Knowledge of the Company, investigations pending, or to the Knowledge of the Company, actions, suits, proceedings or investigations threatened in writing, against the Company or any of the Company Subsidiaries before any court, administrative, governmental, arbitration, mediation or regulatory authority or body, domestic or foreign, that (x) would be reasonably likely to result in a liability to the Company or any Company Subsidiary in excess of $1,000,000 (without giving effect to any tax benefit or insurance recovery relating thereto), (y) would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, or (z) challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated hereby, and (b) no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding against the Company or any Company Subsidiary.
     SECTION 3.9. Licenses and Permits; Compliance with Laws.
     The Company and the Company Subsidiaries hold all permits, licenses, approvals, certificates, accreditations and other authorizations from all Governmental Entities (collectively, “Permits”) necessary for the Company and the Company Subsidiaries to own, lease and operate their respective properties and to carry on their respective businesses as now being conducted, except for Permits the absence of which, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The businesses of the Company and the Company Subsidiaries are being conducted in all material respects in compliance with all applicable Laws (other than Environmental Laws, which are addressed in Section 3.16, and ERISA and Laws related to employee matters, which are addressed in Section 3.13 and Section 3.15), Permits and other authorization of Governmental Entities. Except as set forth on Schedule 3.9, no written notices have been received by, and, to the Knowledge of the Company, no claims have been filed against, the Company or any Company Subsidiary by any Governmental Entity alleging a material violation of such Laws (other than notices and claims resolved).
     SECTION 3.10. Taxes.
     (a) Except as set forth on Schedule 3.10(a), all material Tax Returns by or on behalf of the Company and the Company Subsidiaries have been prepared and filed with all appropriate Governmental Entities by the date such returns were due to be filed (after giving effect to extensions timely filed), and all such returns are correct and complete in all respects. Except as set forth on Schedule 3.10(a), neither the Company nor any of the Company Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. Except as set forth on Schedule 3.10(a), the Company and the Company Subsidiaries have timely paid in full all Taxes that are due and payable. Except as set forth on Schedule 3.10(a), the Company and the Company Subsidiaries have withheld from each payment made to any of its present or former employees, officers, directors, shareholders, creditors or other payees all amounts required by Law to be withheld and have, where required, remitted such amounts within the applicable periods allowed by Law to the appropriate Governmental Entities. In addition, except as set forth on Schedule 3.10(a), (i) no deficiency, assessments or proposed assessments with respect to Taxes have been asserted against the Company or any Company Subsidiary by a Governmental Entity that have not been paid or fully and finally settled; (ii) within the past three (3) years no Governmental Entity has conducted an audit of the Company or any Company Subsidiary in respect of Taxes; (iii) neither the Company nor any Company Subsidiary has executed or filed any agreement extending the period for the assessment or collection of any Taxes; and (iv) to the Knowledge of the Company, no issue previously raised in writing by any taxing authority reasonably could be expected to result in a material assessment for any taxable period (or portion of a period) beginning on or after the Closing Date. The Company Financial Statements reflect an adequate reserve for all Taxes payable by the Company and any Company Subsidiary for all taxable periods and portions thereof accrued through the date of such Financial Statements.
     (b) Except as set forth on Schedule 3.10(b), neither the Company nor any Company Subsidiary has received from any foreign, federal, state, or local taxing authority (including jurisdictions where the Company or such Company Subsidiary has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, or (ii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any Company Subsidiary (excluding any such notices related to Taxes now paid and matters otherwise resolved) and no audit, action, suit or proceeding is in progress, against or with respect to the Company or any Company Subsidiary in respect of any Tax. Except as set forth on Schedule 3.10(b), no claim has been made in writing by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to taxation by that jurisdiction (other than any such claims resolved). There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Company Subsidiary.
     (c) Except as set forth on Schedule 3.10(c), neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed prior to the Closing, (iii) installment sale or open transaction occurring prior to the Closing, or (iv) prepaid amount received on or prior to the Closing Date.
     (d) Except as set forth on Schedule 3.10(d), neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (or is a successor to a “distributing corporation” or a “controlled corporation”) in a distribution of stock qualifying or intended to qualify for tax-free treatment (in whole or in part) under Sections 355 or 361(c) of the Code.
     (e) Except as set forth on Schedule 3.10(e), neither the Company nor any Company Subsidiary (x) has, or has had, a permanent establishment for Tax purposes under the applicable laws of any country, other than the United States or (y) is, or has been, a resident for Tax purposes under the applicable laws of any country, other than the United States.
     (f) RESERVED.
     (g) Except as set forth on Schedule 3.10(g), neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). The Company and its Subsidiaries have adequately disclosed on all U.S. federal Tax Returns that they are required to file all “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b) in accordance with the Treasury Regulations prescribed under Section 6011 of the Code.
     (h) Except as set forth on Schedule 3.10(h), neither the Company nor any Company Subsidiary is a party to or bound by any advance pricing agreement, closing agreement or other agreement or ruling relating to Taxes with any taxing authority.
     (i) Except as set forth on Schedule 3.10(i), there is no contract, agreement, plan or arrangement to which the Company or any Company Subsidiary is a party covering any employee, former employee or officer of the Company or any Company Subsidiary, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code.
     (j) Except as set forth on Schedule 3.10(j), there are no material “deferred intercompany transactions” or “intercompany transactions” between the Company and any Company Subsidiary (or any of their respective predecessors), the income, gain or loss in which has not yet been taken into account under the consolidated return Treasury Regulations currently or previously in effect.

     (k) Neither the Company nor any Company Subsidiary is a party to or bound by any Tax allocation or sharing agreement (excluding any Tax allocation or sharing agreements solely among the Company and/or any of the Company Subsidiaries). Neither the Company nor any Company Subsidiary (a) is or has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company); (b) is or has been a member of any affiliated, combined, unitary or similar group for state, local or foreign tax purposes, other than a group, the common parent of which is the Company; or (c) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise. Immediately prior to the Effective Time, none of Company’s Tax Attributes are subject to any limitation on their utilization by the Company, including any limitation that may exist under Sections 382 or 383 of the Code, Treasury Regulations Section 1.1502-21(c) or 1.1502-22(c) or any such similar provision under relevant state or local Law. “Tax Attributes,” for this purpose, includes any net operating losses, foreign Tax credits, alternative minimum Tax credits, capital losses and income Tax credits that have either been utilized during one or more open Tax years of the Company or that exist immediately prior to the Closing Date.
     SECTION 3.11. Intellectual Property.
     (a) Schedule 3.11(a) sets forth all (i) patented or registered Intellectual Property owned by the Company or any Company Subsidiary, and (ii) pending patent applications and other applications for registrations of Intellectual Property filed by or on behalf of the Company or any Company Subsidiary. All material Intellectual Property owned by the Company and the Company Subsidiaries is free and clear of all Encumbrances except for Permitted Encumbrances.
     (b) Except as set forth on Schedule 3.11(b), the Company or one of the Company Subsidiaries owns, or possesses rights to use, all Intellectual Property necessary to conduct the business of the Company and Company Subsidiaries as currently conducted, except where failure to own or possess rights to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, all Intellectual Property owned by the Company or a Company Subsidiary is valid, subsisting and enforceable, except where the failure of such Intellectual Property to be valid, subsisting and enforceable would not reasonably be expected to have a Company Material Adverse Effect.
     (c) Except as set forth on Schedule 3.11(c), (i) there are no claims pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary asserting the invalidity, misuse or unenforceability of any of the Intellectual Property owned by the Company or any Company Subsidiary, (ii) to the Knowledge of the Company, neither the Company nor any Company Subsidiary is infringing on the Intellectual Property of any Person, and (iii) to the Knowledge of the Company, no Person is infringing in any material respect on the Intellectual Property owned by the Company or a Company Subsidiary.
     SECTION 3.12. Scheduled Contracts.
     (a) Schedule 3.12 sets forth a complete and correct list of all agreements of the following types to which the Company or a Company Subsidiary is a party or is bound (collectively, the

“Scheduled Contracts”): (i) any contract, agreement or legally binding commitment (including any leases) providing for payments by or to the Company or a Company Subsidiary in excess of $500,000 at any time or in the aggregate during any twelve-month period (other than purchase orders entered into in the ordinary course of business and contracts for the purchase of alarm monitoring customer contracts (“Alarm Monitoring Purchase Agreements”) entered into in the ordinary course of business) or that is otherwise material to the business or operations of the Company and the Company Subsidiaries taken as a whole; (ii) employment, severance, bonus, retention, termination and consulting agreements (excluding agreements with at-will employees and agreements that may be terminated by the Company or a Company Subsidiary without penalty or other liability other than customary severance and obligations arising under applicable Laws) involving payments by the Company or a Company Subsidiary to be made in excess of $100,000 to any individual during any twelve-month period; (iii) loan agreements, indentures, reimbursement agreements for letters of credit, mortgages, notes and other debt instruments evidencing Indebtedness in excess of $500,000; (iv) agreements containing non-solicitation and non-compete provisions by which the Company or any Company Subsidiary is restricted and (v) other material agreements with any director, officer, or Company Holder.
     (b) Except as set forth on Schedule 3.12 or as set forth on Schedules 3.14 and 3.15 with respect to Leases and employee benefit related agreements, respectively, which are Scheduled Contracts: (i) each of the Scheduled Contracts is valid and is in full force and effect, (ii) neither the Company nor any Company Subsidiary is in material default, and no event has occurred which with or without notice, lapse of time or both would constitute a material default by the Company or any Company Subsidiary, under the provisions of any Scheduled Contract, (iii) neither the Company nor any Company Subsidiary has received any written notice of any such default (other than notices of matters that have been resolved), and (iv) to the Knowledge of the Company there does not exist any material default, and no event has occurred which with or without notice, lapse of time or both would constitute a default, by any party other than the Company or any Company Subsidiary under any Scheduled Contract. True and complete copies of all Scheduled Contracts in effect have been delivered to Parent or made available to Parent for inspection.
     (c) Without limiting the generality of the foregoing, (i) each of the Securitization Documents is in full force and effect, (ii) no Event of Default (as defined therein) has occurred thereunder or is continuing as a result of which the Notes (as defined therein) have been or may be accelerated, and (iii) no Servicer Default (as defined therein) has occurred thereunder as a result of which the Servicer (as defined therein) has been or may be replaced or the Controlling Party (as defined therein) has given or may give notice that it intends to replace the Servicer, in each case, under the provisions of each of the Securitization Documents, whether by reason of the consummation of the transactions contemplated hereby (other than any of the foregoing that occur as a result of any Indebtedness incurred by Parent or its Subsidiaries in connection with the transactions contemplated hereby (including by the Surviving Corporation and its Subsidiaries at or after the Effective Time)) or otherwise.
     SECTION 3.13. Employee Benefit Plans.
     (a) Schedule 3.13(a) sets forth a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974,

as amended (“ERISA”)), each other bonus, incentive, deferred compensation, stock option (or other equity-based), employment, severance, or change in control plan or agreement, and each other material benefit plan, program, practice, agreement or arrangement, whether or not subject to ERISA that is sponsored by, maintained or contributed or required to be contributed to as of the date of this Agreement by the Company or any Company Subsidiary (collectively, the “Benefit Plans”).
     (b) With respect to each Benefit Plan, the Company has furnished or made available to Parent copies of, to the extent applicable: (1) the plan document and summary plan description; (2) the most recent determination letter from the Internal Revenue Service; (3) the most recent annual report (Form 5500 series); and (4) all current trust agreements and insurance contracts that implement such Benefit Plan.
     (c) Neither the Company nor any Company Subsidiary has engaged in any transaction with respect to any Benefit Plan as a result of which the Company or any Company Subsidiary would be subject to any material liability pursuant to Sections 406 and 409 of ERISA or to either a material civil penalty assessed pursuant to Section 502(i) or (l) of ERISA or a material Tax imposed pursuant to Section 4975 of the Code. No employee of the Company or any Company Subsidiary who is a fiduciary of any Benefit Plan or, to the Knowledge of the Company, any other fiduciary of any Benefit Plan has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Benefit Plan that would result in material liability to the Company or any Company Subsidiary.
     (d) None of the Benefit Plans is a plan subject to Title IV of ERISA, the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (collectively, a “Title IV Plan”). Neither the Company nor any Company Subsidiary has incurred any liability with respect to a Title IV Plan, including relating to any “multiemployer plan” as defined in Section 3(37) of ERISA, and no events have occurred and no circumstances exist that would reasonably be expected to result in such liability to the Company or any Company Subsidiary, including any such liability resulting from an ERISA Affiliate.
     (e) Neither the Company nor any Company Subsidiary contributes to, or has an obligation to contribute to, or would reasonably be expected to have any liability with respect to, a “multiple employer welfare association” within the meaning of Section 3(40) of ERISA or a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.
     (f) Except as set forth on Schedule 3.13(f), each Benefit Plan has been operated, funded and administered in all material respects in compliance with its governing documents and in all material respects with the requirements of applicable Laws, including ERISA and the Code.
     (g) Each Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination letter (other than the effective date of certain amendments to the Code the remedial amendment period for which has not expired) that would reasonably be expected to cause the disqualification of such Benefit Plan.

     (h) There are no claims (other than routine claims for benefits and claims which have been resolved), proceedings, hearings, actions or lawsuits pending, or to the Knowledge of the Company, threatened, with respect to any Benefit Plan that would result in material liability to the Company or any Company Subsidiary.
     (i) Except as set forth on Schedule 3.13(i), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will: (i) result in a payment becoming due from the Company or any Company Subsidiary under any Benefit Plan; (ii) increase any benefit otherwise payable under any Benefit Plan; or (iii) accelerate the time of payment or vesting, or increase the amount of, any compensation due to any individual.
     (j) There are no agreements to which the Company or any Company Subsidiary is a party which will provide payments to any officer, employee or highly compensated individual which will be “parachute payments” under Section 280G or Section 4999 of the Code for which Parent or the Company or any Company Subsidiary will have withholding liability or that will result in loss of Tax deductions under Section 280G of the Code.
     (k) Since January 1, 2005, each Benefit Plan which is a nonqualified deferred compensation plan or arrangement has been maintained in operational compliance with Section 409A of the Code and, as of December 31, 2008, each Benefit Plan which is a nonqualified deferred compensation plan or arrangement is in documentary compliance with Section 409A of the Code.
     (l) All individuals who performed any compensatory services for the Company or any Company Subsidiary, whether as an employee, independent contractor or “leased employee” (as defined in Section 414(n) of the Code) are, and have been, properly classified for purposes of withholding Taxes and eligibility to participate in, and coverage under, any Benefit Plan.
     (m) Except as set forth on Schedule 3.13(m) and other than as required by COBRA, neither the Company nor any Company Subsidiary has any liability for post-employment or retiree health, medical, life insurance or other welfare benefits for current, former or retired employees of the Company or any Company Subsidiary.
     SECTION 3.14. Properties; Assets.
     (a) Schedule 3.14(a) sets forth the address and description of each Owned Real Property. With respect to each Owned Real Property: (A) the Company or a Company Subsidiary (as the case may be) has good and marketable fee simple title to such Owned Real Property, which shall be free and clear of all Encumbrances as of the Closing Date, except Permitted Encumbrances, (B) except as set forth in Schedule 3.14(a), the Company or a Company Subsidiary has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (C) other than the rights of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, and (D) the Company or any Company Subsidiary is not a party to any agreement or option to purchase any real property or interest therein relating to the business currently conducted by the Company or such Company Subsidiary, as applicable.
     (b) Schedule 3.14(b) sets forth the address of each material leasehold or subleasehold estate and other material rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Company Subsidiary (the “Leased Real Property”), and a list of all material leases, subleases, licenses, concessions and other written or oral agreements (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) pursuant to which the Company or any Company Subsidiary holds Leased Real Property (each a “Lease”). The Company has made available to Parent a true and complete copy of each written Lease and a summary of the material terms of any oral Lease. Except as set forth in Schedule 3.14(b) or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to each Lease: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the transactions contemplated hereunder do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, or otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) neither the Company, any Company Subsidiary nor, to the Knowledge of the Company, any other party to such Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default by the Company or any Company Subsidiary or, to the Knowledge of the Company, any such other party thereunder, or permit the termination, modification or acceleration of rent under such Lease; and (iv) neither the Company nor any Company Subsidiary has granted any Person the right to use or occupy such Leased Real Property or any portion thereof by sublease, sublicense or otherwise.
     SECTION 3.15. Employees; Labor Relations.
     (a) Schedule 3.15(a) contains a true and complete list of employees who are employed by the Company or any Company Subsidiary, including the names, dates of service, current rate of compensation, employment status (including whether any such employee is on approved leave of absence (whether family leave, maternity or parental leave, workers’ compensation, short-term and long-term disability, medical leave or otherwise), department, title and whether full-time, part-time or per-diem.
     (b) Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other contract or agreement with any labor organization or other collective bargaining representative of any of the employees of the Company or any Company Subsidiary, and, to the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened. Except as set forth in Schedule 3.15(b), the Company and each Company Subsidiary is in compliance in all material respects with all Laws relating to the employment or the workplace, including but not limited to provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration, unemployment compensation, worker’s compensation, employee privacy and right to know and social security contributions.

     SECTION 3.16. Environmental Matters.
     Except as set forth on Schedule 3.16, the Company and each Company Subsidiary (a) are in compliance in all material respects with all applicable Environmental Laws, (b) has obtained and possesses all material Permits required under Environmental Laws, (c) has not received any written notices from any Governmental Entity alleging any violation of any applicable Environmental Law or in respect of any Claim with respect to any liability for remediation or otherwise under any Environment Law, (d) is not the subject of any Order arising under any Environmental Law, and (e) has not generated, emitted, discharged, transported, stored, released or disposed of any Hazardous Substance other than in material compliance with Environmental Laws. Notwithstanding any other provision of this Agreement, this Section 3.16 constitutes the sole representation and warranty of the Company with respect to any environmental, health and safety matters, including matters arising under Environmental Laws.
     SECTION 3.17. Insurance.
     Schedule 3.17 contains a list of all material policies of title, property, fire, casualty, liability, life, workmen’s compensation, and other forms of insurance in force with respect to the Company and the Company Subsidiaries. All such insurance policies: (a) are in full force and effect and (b) to the Knowledge of the Company are valid and enforceable. The premiums due and payable under such insurance policies have been paid. Neither the Company nor any of the Company Subsidiaries has received or given written notice of cancellation with respect to any of such insurance policies (other than, in the case of any notices received more than two years prior to the date hereof, any such notices of matters that have been resolved). Neither the Company nor any Company Subsidiary is in material default with respect to such insurance policies. The types and amounts of coverage provided by each such insurance policy are usual and customary in the context of the Company’s business and the risk insured against in such policy.
     SECTION 3.18. Affiliate Transactions.
     Except as set forth in Schedule 3.18, there are no contracts, transactions or Liabilities between the Company or any Company Subsidiary, on the one hand, and any current or former officer, director, 1% or greater shareholder, Affiliate of the Company or any Company Subsidiary or any Affiliate of any such officer, director, 1% or greater shareholder or Affiliate, on the other hand other than employment arrangements between the Company or any Company Subsidiary, on the one hand, and any of its officers, on the other hand, entered into in the ordinary course of business. The Company and Company Subsidiaries do not provide, receive or cause to be provided or received any assets, services or facilities to any such current or former officer, director, shareholder or Affiliate, other than services provided to such Person in the ordinary course of business and on arms-length terms.
     SECTION 3.19. Dealers; Customers.
     (a) Schedule 3.19(a) sets forth a true correct and complete list, for the 3 months ended September 30, 2010, of the names and addresses of the 20 largest dealers (by number of accounts purchased) during such 3-month period with which the Company or any Company Subsidiary has entered into an Alarm Monitoring Purchase Agreement. Neither the Company nor any of its

Subsidiaries has received any written notice from any of such dealers, other than in each case in the ordinary course of business consistent with past practice (which exception shall in no event include any combination of the dealers set forth on Schedule 3.19(a) accounting for more than 10% of all accounts acquired under Alarm Monitoring Purchase Agreements, exclusive of any bulk purchases of Alarm Monitoring Purchase Agreements during the calendar quarter ended September 30, 2010) that it has ceased or substantially reduced, or will cease or substantially reduce, its business activities with the Company. To the Knowledge of the Company, no such dealer has threatened to take any action described in the preceding sentence as a result of this Agreement or the transactions contemplated hereby.
     (b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each dealer with which the Company or any Company Subsidiary has entered into an Alarm Monitoring Purchase Agreement has, to the Knowledge of the Company, provided each residential customer whose account is monitored or purchased by or has been assigned to the Company or a Company Subsidiary with the three-day right of rescission in compliance with the provisions of 16 C.F.R. Part 429 and any similar applicable state or provincial Laws.
     (c) To the Knowledge of the Company, none of the business arrangements that the Company or any Company Subsidiary has with any of its dealers constitutes a “franchise” under the Federal Trade Commission’s Franchise Rule, 16 C.F.R. Part 436, or any other applicable Law.
     (d) None of the Company or any Company Subsidiary has offered discounts or rebates to customers or dealers in respect of goods or services provided by the Company or any Company Subsidiary, other than (i) in the ordinary course of business consistent with past practice or (ii) as described on Schedule 3.19(d).
     SECTION 3.20. Brokers.
     Except for Citigroup Global Markets, Inc., Barnes Associates, Inc. and Moelis & Company LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, and of its Affiliates, or any of their respective Representatives.
     SECTION 3.21. Security Systems; Monitoring Centers
     (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, (i) each dealer with which the Company or any Company Subsidiary has entered into an Alarm Monitoring Purchase Agreement holds all permits, licenses, approvals, certificates, accreditations and other authorizations from all Governmental Entities necessary for such dealer to enter into alarm monitoring agreements with customers, and (ii) all alarm systems installed by such dealers for customer accounts purchased by or assigned to the Company or any Company Subsidiary have been installed, inspected, and tested in accordance with practices prevailing in the security alarm industry in the United States (or Canada, as applicable), and in accordance with any applicable specifications and standards of Underwriters Laboratories and local governmental authorities, other than, in each case, with respect to customers whose service has been suspended.
     (b) The Company and the Company Subsidiaries do not operate or own any central monitoring centers other than those described on Schedule 3.21(b). Each such monitoring station holds Underwriters Laboratories listings as protective signaling services stations and, to the Knowledge of the Company, except as otherwise described on Schedule 3.21(b), there are no material deficiencies with respect to the specifications for such listings.
     SECTION 3.22. Foreign Corrupt Practices and International Trade Sanctions
     Neither the Company nor any Company Subsidiary, nor to the knowledge of the Company, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (a) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, federal or state Law, (b) paid, accepted or received any unlawful contributions, payments, expenditures or gifts or (c) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws, in each case, except as has not resulted in and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     SECTION 3.23. Post-Adjustment Time Conduct.
     Between the Adjustment Time and the Effective Time, the Company has conducted its business in all respects in the ordinary course consistent with past practice, has not incurred, repurchased, repaid or cancelled any Indebtedness and has not effected any dividend or distribution to any Company Holder.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MERGER SUB
     Merger Sub represents and warrants to the Company as follows:
     SECTION 4.1. Organization and Qualification.
     Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

     SECTION 4.2. Certificate of Formation and Bylaws.
     Merger Sub has heretofore made available to the Company a complete and correct copy of the certificate of formation and the bylaws of Merger Sub, each as amended to date. Such articles of incorporation and bylaws are in full force and effect. Merger Sub is not in violation of any of the provisions of its certificate of formation or bylaws.
     SECTION 4.3. Authority.
     Merger Sub has the necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Merger Sub and, assuming its due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.
     SECTION 4.4. No Conflict; Required Filings and Consents.
     (a) The execution and delivery of this Agreement by Merger Sub does not, and the performance by Merger Sub of its obligations under this Agreement will not, (i) conflict with, result in a breach of, constitute a default under, or violate the certificate of formation or bylaws of Merger Sub, (ii) subject to compliance with the requirements of the HSR Act, conflict with or violate any Law applicable to Merger Sub or by which any of its properties is bound, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on any of the properties or assets of Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which Merger Sub is a party or by which Merger Sub or any of its properties or assets is bound, except, in each case for any such conflicts, violations, breaches, defaults, accelerations or occurrences that would not prevent the consummation of the Merger, or delay the same in any material respect, or otherwise prevent Merger Sub from performing its obligations under this Agreement in any material respect.
     (b) The execution and delivery of this Agreement by Merger Sub do not, and the performance of this Agreement by Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the HSR Act, the Securities Laws, and filing and recordation of appropriate merger documents as required by the TBOC and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent the consummation of the Merger, or delay the same in any material respect, or otherwise prevent Merger Sub from performing its obligations under this Agreement in any material respect.
     SECTION 4.5. Absence of Litigation.
     There are (a) no actions, suits, investigations, or proceedings pending or, to Merger Sub’s knowledge, threatened against Merger Sub or any of its properties or assets before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign, that challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated hereby, and (b) no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding against Merger Sub that would prevent the consummation of the transactions contemplated hereby or delay the same in any material respect or otherwise prevent Merger Sub from performing its obligations under the Agreement in any material respect.
     SECTION 4.6. Brokers.
     No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Merger Sub.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT
     Parent represents and warrants to the Company that:
     SECTION 5.1. Organization and Qualification.
     Parent is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Parent is duly qualified to conduct its business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except where the failure of Parent to be so qualified would not and would not reasonably be expected to prevent the consummation of the Merger, delay the same in any material respect, or otherwise prevent Parent from performing its obligations under this Agreement in any material respect. Parent has the requisite corporate power and authority and any necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its business as now being conducted, except where the failure of Parent to have any of the foregoing does not, and would not reasonably be expected to, prevent the consummation of the Merger, or delay the same in any material respect, or otherwise prevent Parent from performing its obligations under this Agreement in any material respect.
     SECTION 5.2. Authority.
     Parent has the necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and, assuming its due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.
     SECTION 5.3. No Conflict; Required Filings and Consents.
     (a) The execution and delivery of this Agreement by Parent do not, and the performance by Parent of its obligations under this Agreement will not, (i) conflict with or violate, result in a breach of, or constitute a default under, the certificate of incorporation or bylaws of Parent, (ii) subject to compliance with the requirements of the HSR Act, conflict with or violate any Law applicable to Parent or by which any of its properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Parent pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or any of its properties or assets is bound except, in each case for any such conflicts, violations, breaches, defaults, accelerations or occurrences that in the aggregate would not and would not reasonably be expected to prevent the consummation of the Merger, delay the same in any material respect, or otherwise prevent Parent from performing its obligations under this Agreement in any material respect.
     (b) The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the HSR Act, the Securities Laws, and filing and recordation of appropriate merger documents as required by the TBOC, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent the consummation of the Merger, delay the same in any material respect or otherwise prevent Parent from performing its obligations under this Agreement in any material respect.
     SECTION 5.4. Absence of Litigation.
     There are (a) no actions, suits, investigations, or proceedings pending or, to Parent’s knowledge, threatened against Parent or any of its properties or assets before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign, that challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated hereby, and (b) no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding against Parent that would prevent the consummation of the transactions contemplated hereby, delay the same in any material respect or otherwise prevent Parent from performing its obligations under this Agreement in any material respect.

     SECTION 5.5. Brokers.
     No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.
     SECTION 5.6. Solvency.
     After giving effect to the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub, on a consolidated basis, are, and Parent and the Surviving Corporation will be able to pay their debts as such debts become due, will have capital sufficient to carry out their business as now contemplated, and will own property having a value both at fair market valuation and at fair saleable value in the ordinary course of business greater than the amount required to pay their indebtedness and other obligations as the same mature and become due.
     SECTION 5.7. Funding.
     Parent has sufficient cash and liquid assets available to comply with its obligations, and to cause Merger Sub to comply with its obligations, under this Agreement, including to consummate the transactions contemplated hereby and to fund the Merger Consideration.
ARTICLE VI
ADDITIONAL AGREEMENTS
     SECTION 6.1. Access and Information (a) Following the Effective Time, for so long as such information is retained by Parent or the Surviving Corporation (which shall be for a period of at least five years), Parent shall permit the Shareholder Representative and its Affiliates and representatives (collectively, the “Shareholder Representative Parties”) to have reasonable access and duplicating rights during normal business hours, upon reasonable prior notice to Parent, to the books, records and personnel relating to the business of the Company and the Company Subsidiaries, to the extent that such access may be reasonably required in connection with (i) any suit, claim, action, proceeding or investigation relating to the operation of the business of the Company or the Company Subsidiaries prior to the Effective Time, (ii) any regulatory filing or matter, or (iii) any matter relating to this Agreement or the transactions contemplated hereby, including any claim or controversy arising hereunder; provided that any such Shareholder Representative Parties shall reimburse Parent or the Surviving Corporation for all reasonable out-of-pocket fees, costs, expenses and disbursements incurred by Parent or the Surviving Corporation in connection with any such request. Parent and the Surviving Corporation, as applicable, shall endeavor in good faith to maintain such books and records in reasonably accessible format and at reasonably accessible locations.
     (b) Following the Effective Time, Parent shall, and shall instruct its and the Surviving Corporation’s employees to, at any Company Holder’s reasonable request, cooperate with such Company Holder as may be reasonably required in connection with the investigation and defense of any suit, claim, action, proceeding or investigation relating to the business of the Company or the Company Subsidiaries that is brought against such Company Holder or any of its Affiliates at any time after the Effective Time; provided, however, that such Company Holder shall reimburse Parent or the Surviving Corporation promptly for all reasonable out-of-pocket fees, costs, expenses and disbursements incurred by Parent or the Surviving Corporation in connection with any such request.
     SECTION 6.2. Confidentiality.
     (a) Parent and Merger Sub acknowledge and agree that all information received from or on behalf of the Company or any of the Company Subsidiaries in connection with this Agreement or the Merger shall be deemed received pursuant to the confidentiality agreement, dated as of October 2, 2009 between the Company and Parent (the “Confidentiality Agreement”) and Parent and Merger Sub shall, and shall cause their respective directors, officers, employees, consultants, accountants, legal counsel and other representatives and advisors to, comply with the provisions of the Confidentiality Agreement with respect to such information. The provisions of the Confidentiality Agreement are hereby incorporated herein by reference with the same effect as if fully set forth herein.
     (b) For a period of two years following the Closing, the Shareholder Representative shall hold, and shall use its commercially reasonable efforts to cause its Affiliates and its and their respective directors, officers, employees, representatives and advisors to hold, in confidence, all information received from, on behalf of or regarding the Company or any Company Subsidiaries as a result of or in connection with its majority equity interest in the Company or its role as Shareholder Representative; provided, that the foregoing confidentiality obligation shall not apply to information (i) required or requested (under the terms of an Order or a subpoena, civil investigative demand, or other legal or investigative process) or otherwise required by applicable Law to be disclosed, (ii) already available to the public, or hereafter becoming available to the public, other than as a result of a breach of this Section 6.2(b), or (iii) disclosed in connection with the exercise of any remedies provided in this Agreement or any suit, action or proceeding relating to this Agreement or the enforcement of rights thereunder; provided, further, that the foregoing confidentiality obligation shall not prevent the Shareholder Representative and its Affiliates and its and their respective direct and indirect equityholders, employees, officers, directors, representatives and advisors from disclosing such information to its Affiliates and its and their respective direct and indirect equityholders, employees, officers, directors, representatives and advisors (x) who have a need to know the information (i) to perform obligations under this Agreement and any other agreement or document delivered hereunder or (ii) to the extent necessary for the preparation of financial statements, regulatory filings or Tax returns in respect of periods ending on or prior to December 31, 2010 and (y) for reporting of financial results in the ordinary course of such Person’s business in respect of periods ending on or prior to December 31, 2010.
     SECTION 6.3. Further Assurances.
     (a) In the event that after the Effective Time any further action is necessary or desireable to carry out the purposes of this Agreement, the proper officers of each party to this Agreement, in their respective capacities as such, shall use commercially reasonable efforts to take all such action.

     SECTION 6.4. Public Announcements.
     Parent and the Shareholder Representative shall consult with each other prior to issuing any press release or otherwise making any public statements with respect to the Merger and neither party shall issue any such press release or make any such public statement without the other party’s written approval, except as may be required by Law, in which case the other party shall be advised and the parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued to the extent practicable.
     SECTION 6.5. Indemnification of Directors, Officers and Employees; Directors’ and Officers’ Insurance.
     (a) Parent agrees that the certificate of formation and bylaws of the Surviving Corporation shall contain provisions with respect to indemnification of the former directors and officers of the Company and Company Subsidiaries on and prior to the Closing Date that are not less favorable to such persons than those set forth in the articles of incorporation and bylaws of the Company on the date of this Agreement (the “Current Charter”), and such provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of Persons who at any time prior to the Effective Time were eligible to be indemnitees under the Current Charter in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), unless such modification is required by applicable Law.
     (b) From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the officers and directors of the Company and the Company Subsidiaries on and prior to the Closing Date (collectively, the “Indemnified Parties”) against all losses, expenses (including reasonable costs, fees, expenses and disbursements of legal counsel), claims, damages, liabilities or amounts that are paid in settlement of, or otherwise in connection with, any claim, action, suit, proceeding or investigation (a “Director/Officer Claim”) based in whole or in part on the fact that such Person is or was such a director or officer and arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), in each case to the fullest extent required by the Current Charter and permitted under the TBOC (and shall pay reasonable expenses (including all reasonable costs, fees, expenses and disbursements of counsel retained, in accordance with this Section 6.5(b), by or on behalf of the Indemnified Party) in advance of the final disposition of any such action or proceeding to each Indemnified Party to the extent required by the Current Charter and permitted under the TBOC, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by Section 8.104 of the TBOC), provided that the Surviving Corporation shall not be liable for any settlement of any Director/Officer Claim effected without its written consent, which consent shall not be unreasonably withheld or delayed.
     (c) Any Indemnified Party wishing to claim indemnification under this Section 6.5, upon learning of any such Director/Officer Claim, shall notify the Surviving Corporation (although the failure to notify the Surviving Corporation shall not relieve the Surviving Corporation from any liability which the Surviving Corporation may have under this Section 6.5 except to the extent such failure actually prejudices the Surviving Corporation), and shall deliver to the Surviving Corporation the undertaking contemplated by Section 8.104 of the TBOC. If there is one Indemnified Party in connection with a Director/Officer Claim, such Indemnified Party may retain one law firm (in addition to a single firm of local counsel, if necessary) to represent it, provided that all counsel retained pursuant to this sentence shall be reasonably acceptable to Parent and the Surviving Corporation. If there is more than one Indemnified Party in connection with a Director/Officer Claim, such Indemnified Parties as a group shall retain one law firm (in addition to a single firm of local counsel, if necessary) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct (as determined by counsel to such Indemnified Parties, in its reasonable judgment), a conflict on any significant issue between the position of any two or more of such Indemnified Parties, in which event, additional counsel may be retained by one or more of such Indemnified Parties solely to the extent necessary to resolve such conflict, provided that all counsel retained pursuant to this sentence shall be reasonably acceptable to Parent and the Surviving Corporation.
     (d) The Company has obtained and fully paid the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance, and with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies.
     (e) This Section 6.5 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties, their heirs and personal representatives and shall be binding on Parent and Merger Sub and the Surviving Corporation and their respective successors and assigns.
     (f) Notwithstanding Section 6.5(a) through (e), the Surviving Corporation shall not be required to indemnify or advance expenses to or on behalf of any individual in respect of any matter that (disregarding dollar amounts and time limits set forth in Article VII) forms or would reasonably be expected to form the basis for a claim pursuant to Section 7.1.
     SECTION 6.6. Employee Benefits Matters For a period of at least one year after the Effective Time, Parent shall cause the Surviving Corporation to provide compensation and employee benefits under plans, programs and arrangements, other than equity compensation plans, which, in the aggregate will provide compensation and employee benefits to the employees of the Company and the Company Subsidiaries which, taken together, are no less favorable to the employees than those provided by the Company or the Company Subsidiaries in effect on the date hereof. For purposes of vesting and eligibility to participate and level of benefits under the compensation and benefit plans covering any individual who is a current employee of the Company or the Company Subsidiaries as of the Effective Time (“Company Employees”) after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company or any Company Subsidiary and their respective predecessors before the Effective Time, to the same extent as such Company

Employee was entitled, before the Effective Time, to credit for such service under any similar Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time. In addition, and without limiting the generality of the foregoing, (A) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents as if such amounts had been paid in accordance with such New Plan. Parent and the Surviving Corporation shall be solely responsible for satisfying the requirements arising out of Section 4980B of the Code with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9.
     SECTION 6.7. Labor Matters; WARN (a) Parent shall cause the Surviving Corporation and all of the Company Subsidiaries not to, at any time prior to the 61st day following the Closing Date, without fully complying with the notice and other requirements of the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local Law (collectively, “WARN Act”), effectuate (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment of the Surviving Corporation or any of the Company Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment of the Surviving Corporation or any of the Company Subsidiaries.
     (b) If Parent, the Surviving Corporation or any Company Subsidiary takes any action within 180 days after the Closing Date which independently, or in connection with any reduction in the size of the Surviving Corporation’s or any Company Subsidiary’s work force occurring within the ninety day period prior to the Closing Date, could be construed as a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, Parent shall be solely responsible for providing any notice required by the WARN Act and for making payments, if any, and paying all penalties and costs, if any, which may result from any failure to provide such notice.
     (c) Except as contemplated by Section 6.7(b), to the extent that any obligations, liability, expense or notice arises under the WARN Act (“WARN Obligations”) on or prior to the Closing Date, the Company shall be responsible for such WARN Obligations.

ARTICLE VII
INDEMNIFICATION
     SECTION 7.1. Indemnification of Parent.
     (a) The Company agrees that, after the Effective Time, Parent and the Surviving Corporation (each a “Buyer Indemnified Person”), but only to the extent of funds on deposit in the Indemnity Escrow and the amounts available under the Indemnity Policy, shall, to the extent provided in this Article VII be indemnified and held harmless from and against, any and all claims, demands, suits, actions, causes of actions, losses, costs, damages, liabilities and out-of-pocket expenses incurred or paid, including reasonable attorneys’ fees, costs of investigation or settlement, other professionals’ and experts’ fees, court or arbitration costs and Taxes of or with respect to the Company or any Company Subsidiary (or of or with respect to any other member of the same consolidated group, or any of their respective predecessors) paid or payable after the Effective Time but specifically excluding consequential damages, lost profits, indirect damages, punitive damages, exemplary damages and any Taxes incurred as a result of any recovery received under this Article VII (any and all such amounts subject to indemnification hereunder, being hereinafter collectively referred to as “Damages”), to the extent such Damages arise out of or result from, in connection with, or by virtue of (i) any inaccuracy or misrepresentation in any of the representations or warranties given or made by the Company in this Agreement (other than Section 3.20 and Section 3.23), as qualified by the Schedules hereto, or the facts or circumstances constituting any such inaccuracy or misrepresentation, or (ii) any breach by the Shareholder Representative of any covenant set forth in this Agreement, any Unpaid Company Transaction Expense to the extent it is not actually reflected in the Unpaid Company Transaction Expenses used to determine the Merger Consideration, or any inaccuracy or misrepresentation in the Company’s representation and warranty in Section 3.20 or Section 3.23, as qualified by the Schedules hereto, or the facts or circumstances constituting any such inaccuracy or misrepresentation (collectively, “Company Breaches”); provided that Damages shall also include amounts awarded in a Third-Party Claim as consequential damages, lost profits, indirect damages, punitive damages or exemplary damages to any Person who is neither a Buyer Indemnified Person or Seller Indemnified Person (as the case may be) nor an Affiliate thereof. For the avoidance of doubt, no Buyer Indemnified Person will be entitled to be indemnified pursuant to this Section 7.1 for any Damages to the extent such amount is actually reflected in the Net Closing Indebtedness, Unpaid Company Transaction Expenses or Closing Working Capital used to determine the Merger Consideration. The Company will not be obligated to indemnify any Buyer Indemnified Person for any Damages relating to any inaccuracy, misrepresentation or breach of which Parent had actual knowledge on the date hereof, as and only to the extent that such knowledge is supported by the exchange of information during Parent’s due diligence investigation of the Company.
     (b) Any Claim for indemnification under this Section 7.1 must be raised in a Notice of Claim pursuant to Section 7.3(a) prior to the Release Date and, if so raised prior to such date, such Claim shall survive the Release Date until final resolution thereof. Any Claim for indemnification by the Buyer Indemnified Parties under this Section 7.1 for amounts contained in the Indemnity Escrow must be raised in a Notice of Claim pursuant to Section 7.3(a) prior to the Escrow Release Date, and if not so raised, the amounts available under the Indemnity Policy will be the sole source of recovery for the Buyer Indemnified Parties for such Claim.
     (c) The aggregate liability on account of Company Breaches pursuant to Section 7.1 or otherwise shall be limited to the Indemnity Escrow and the amounts available under the Indemnity Policy, and claims by the Buyer Indemnified Persons for Damages, whether under this Article VII or otherwise, shall be satisfied solely from and to the extent of funds on deposit in the Indemnity Escrow and the amounts available under the Indemnity Policy. All Claims made on behalf of any Buyer Indemnified Person under this Article VII shall first be applied against the Indemnity Escrow, and, following the first to occur of the depletion of the Indemnity Escrow and the Escrow Release Date, all such Claims remaining unresolved at that time or thereafter made under this Article VII shall be applied against the Indemnity Policy, and recovery for any such Claims shall be limited to amounts available under the Indemnity Policy; provided, that to the extent any Buyer Indemnified Person recovers the full amount of any Claim from the Indemnity Escrow (whether before or after the Escrow Release Date), no recovery for the same Claim may be obtained against the Indemnity Policy. Notwithstanding the foregoing provisions of this Section 7.1, the indemnification provided for in Section 7.1(a)(i) shall not apply unless and until the aggregate Damages determined to be due for which the Buyer Indemnified Persons seek or have sought indemnification hereunder exceeds a cumulative aggregate amount equal to $10 million (the “Basket”), in which event the Buyer Indemnified Persons shall, subject to the other limitations herein, be indemnified for all such Damages in excess of the Basket.
     (d) The amount to which a Buyer Indemnified Person may become entitled under this Article VII shall be (x) less any actual recovery (whether by way of payment, discount, credit, off-set, counterclaim or otherwise, but excluding any tax benefit, credit or refund received or realized by any Buyer Indemnified Person, or to which any Buyer Indemnified Person may be entitled) received from a third party (including any insurer) and (y) plus any out-of-pocket cost associated with receiving such recovery in respect of a claim.
     (e) Each Buyer Indemnified Person shall be responsible for taking or causing to be taken all reasonable steps to mitigate its Damages upon and after becoming aware of any event that could reasonably be expected to give rise to Damages that may be indemnifiable under this Section 7.1 (it being agreed that the reasonable out-of-pocket costs of doing so shall themselves constitute Damages, to the extent the Damages mitigated would have been indemnifiable pursuant to Section 7.1(a), assuming timely notice pursuant to Section 7.1(b) and compliance with the other applicable provisions of this Article VII, and disregarding, for this purpose only, the Basket and caps provided for in Section 7.1(c)).
     (f) For purposes of this Article VII, including for purposes of calculating Damages, the representations and warranties contained in this Agreement (other than the representations and warranties contained in the first sentence of Section 3.7 and clause (v) of Section 3.12(a)) shall be deemed to have been made without any qualifications as to materiality, Company Material Adverse Effect or similar qualifications; provided, however, that exceptions citing specific dollar amounts will be given effect solely for purposes of determining whether a breach has occurred and not for purposes of calculating the amount of Damages resulting from or arising out of such breach. An Indemnitee shall have the right to seek indemnity under this Section 7.1 or Section 7.2 arising out of or relating to any breach of representation, warranty, covenant or obligation of the Indemnitor in respect of any fact or circumstance that reveals the occurrence of such breach after the execution and delivery hereof.
     SECTION 7.2. Indemnification of Company Holders.
     (a) Parent agrees that, after the Effective Time, Parent and the Surviving Corporation shall indemnify, defend and hold harmless the Company Holders and the Shareholder Representative (each a “Seller Indemnified Person”) from and against any and all Damages arising out of or resulting from (i) any breach of any representation or warranty made by Parent or Merger Sub in this Agreement or (ii) any breach by Parent, Merger Sub or, after the Effective Time, the Surviving Corporation, of any covenant set forth in this Agreement. Parent will not be obligated to indemnify any Seller Indemnified Person for any damages relating to any inaccuracy, misrepresentation or breach of which the Company or the Shareholder Representative had actual knowledge of the date hereof.
     (b) The amount to which a Seller Indemnified Person may become entitled under this Article VII shall be (x) less any actual recovery (whether by way of payment, discount, credit, off-set, counterclaim or otherwise, but excluding any tax benefit, credit or refund received or realized by any Seller Indemnified Person, or to which any Seller Indemnified Person may be entitled) received from a third party (including any insurer) and (y) plus any out-of-pocket cost associated with receiving such recovery in respect of a claim.
     (c) Each Seller Indemnified Person shall be responsible for taking or causing to be taken all reasonable steps to mitigate its Damages upon and after becoming aware of any event that could reasonably be expected to give rise to Damages that may be indemnifiable under this Section 7.2 (it being agreed that the reasonable out-of-pocket costs of doing so shall themselves constitute Damages, to the extent the Damages mitigated would have been indemnifiable pursuant to Section 7.2(a), assuming timely notice pursuant to Section 7.2(d) and compliance with the other applicable provisions of this Article VII).
     (d) Any Claim for indemnification under this Section 7.2 must be raised in a Notice of Claim pursuant to Section 7.3(a) prior to the Release Date and, if so raised prior to such date, such Claim shall survive the Release Date until final resolution thereof.
     SECTION 7.3. Notice of Claim.
     (a) As used in this Article VII, the term “Claim” means a claim for indemnification by any Buyer Indemnified Person or any Seller Indemnified Person, as the case may be, for Damages under this Article VII (such Person making a Claim, an “Indemnitee”). An Indemnitee may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Buyer Indemnified Person or Seller Indemnified Person, as applicable, pursuant to written notice of such Claim executed by Parent (in the case of a Claim by a Buyer Indemnified Person) or the Shareholder Representative (in the case of a Claim by a Seller Indemnified Person) (a “Notice of Claim”), and delivered to the other of them (such receiving party, the “Indemnitor”), promptly after such Indemnitee becomes aware of the existence of any potential claim by such Indemnitee for indemnification under this Article VII, but in any event before the Release Date, arising out of or resulting from:

     (i) any item indemnified pursuant to the terms of Section 7.1 or 7.2; or
     (ii) the assertion, whether orally or in writing, against any Indemnitee of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against any Indemnitee (in each such case, a “Third-Party Claim”) that arises out of or results from any item indemnified pursuant to the terms of Section 7.1 or 7.2;
provided that, so long as such notice is given prior to the Release Date, the failure to timely give such notice shall not limit or reduce the Indemnitee’s right to indemnification hereunder unless (and then only to the extent that) the Indemnitor is (or the Company Holders are, in the case of a Notice of Claim on behalf of a Buyer Indemnified Person) prejudiced thereby. Each Notice of Claim with respect to a Claim made by or on behalf of a Buyer Indemnified Person that is delivered to the applicable Indemnitor shall be concurrently delivered to the Insurance Carrier.
     (b) Each Notice of Claim shall:
     (i) state that the Indemnitee has incurred or paid or, in good faith, believes that it is reasonably likely that it will have to incur or pay, Damages in an aggregate stated amount (where practicable) arising from such Claim (which amount may be the amount of damages claimed by a third party in an action brought against any Indemnitee based on alleged facts, which if true, would give rise to liability for Damages to such Indemnitee under this Article VII, or a good faith estimate, based on the information available to the Indemnitee at such time, of Damages that the Indemnitee believes that it is reasonably likely that it will have to incur or pay); and
     (ii) contain a brief description, in reasonable detail (to the extent reasonably available to the Indemnitee), of the facts, circumstances or events giving rise to the alleged Damages based on the Indemnitee’s good faith belief and knowledge thereof, including the identity and address of any third-party claimant (to the extent reasonably available to the Indemnitee).
Following delivery of the Notice of Claim (or at the same time if the Indemnitee so elects) the Indemnitee shall deliver copies of any demand or complaint, the amount of Damages, the date each such item was incurred or paid, or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.
     SECTION 7.4. Defense of Third-Party Claims.
     (a) Subject to the provisions hereof, the Indemnitor on behalf of the Indemnitee shall have the right to elect to defend and control the defense of any Third-Party Claim, and, as provided by Section 7.5, the costs and expenses incurred by the Indemnitor in connection with such defense (including attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be paid by the Indemnitor (it being understood that if the Indemnitee is a Buyer Indemnified Person, the Shareholder Representative shall use the Sellers’ Expense Fund (and not any portion of the Indemnity Escrow, except to the extent the Seller Expense Fund is increased from any portion of the Indemnity Escrow received by the Shareholder Representative) to fund the expenses it incurs in connection with the defense of any such Third-Party Claim). If the Sellers’ Expense Fund is depleted prior to the date on which no unresolved Claims against the Indemnity Escrow by any Buyer Indemnified Person remain, Shareholder Representative may elect to have Parent (on behalf the Buyer Indemnified Persons) defend, or assume control of the defense of, any Third-Party Claim against a Buyer Indemnified Person, in which case Parent shall have available to it the Indemnity Escrow to fund its reasonable and documented out-of-pocket expenses incurred in connection with the defense of such Third-Party Claim, and Parent and the Shareholder Representative shall from time to time execute and deliver joint written instructions to the Escrow Agent directing disbursements from the Indemnity Escrow for such purpose. The Indemnitee (unless itself controlling the Third-Party Claim in accordance with this Section 7.4(a)) may participate, through counsel of its own choice and, except as provided herein, at its own expense, in the defense of any Third-Party Claim.
     (b) The Indemnitee shall give prompt written notice of any Third-Party Claim to the Indemnitor; provided that, so long as such notice is given prior to the Release Date, the failure to timely give such notice shall not limit or reduce the Indemnitee’s right to indemnity hereunder unless (and then only to the extent that) the Indemnitor is (or the Company Holders are, in the case of a Notice of Claim on behalf of a Buyer Indemnified Person) prejudiced thereby. The Indemnitor shall be entitled to assume the control and defense thereof utilizing legal counsel reasonably acceptable to the Indemnitee; provided that the Indemnitor shall not be entitled to assume control of such defense if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (B) the claim seeks an injunction against the Indemnitee (or against any Company Subsidiary, if the Indemnitee is a Buyer Indemnified Person), to the extent that such defense relates to the claim for such injunction, or (C) the Shareholder Representative has elected to have Parent defend, or assume the control and defense of, a Third-Party Claim in accordance with Section 7.4(a).
     (c) If the Indemnitor has the right to and does elect to control the defense of any Third-Party Claim, the Indemnitor shall: (i) conduct the defense of such Third-Party Claim with reasonable diligence and keep the Indemnitee reasonably informed of material developments in the Third-Party Claim at all stages thereof; (ii) promptly submit to the Indemnitee copies of all pleadings, responsive pleadings, motions and other similar legal documents and papers received or filed in connection therewith; (iii) permit the Indemnitee and its counsel to confer on the conduct of the defense thereof; and (iv) permit the Indemnitee and its counsel an opportunity to review all legal papers to be submitted prior to their submission. If the Parent controls the defense of any Third-Party Claim against a Buyer Indemnified Person pursuant to Section 7.4(a), Parent shall: (i) conduct the defense of such Third-Party Claim with reasonable diligence and keep the Indemnitor reasonably informed of material developments in the Third-Party Claim at all stages thereof; (ii) promptly submit to the Indemnitor copies of all pleadings, responsive pleadings, motions and other similar legal documents and papers received or filed in connection therewith; (iii) permit the Indemnitor and its counsel to confer on the conduct of the defense thereof; and (iv) permit the Indemnitor and its counsel an opportunity to review all legal papers to be submitted prior to their submission. Parent and the Shareholder Representative will make available to each other and each other’s counsel and accountants, without charge, all of its or their books and records relating to the Third-Party Claim, and each party will render to the other party such assistance as may be reasonably required in order to insure the proper and adequate defense thereof and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the other party in connection therewith.

     (d) If the Indemnitor controls the defense of and defends any Third-Party Claim under this Section 7.4, the Indemnitor shall have the right to effect a settlement of such Third-Party Claim on the Indemnitee’s behalf without the consent of the Indemnitee; provided that (A) in the case of a Third-Party Claim against a Buyer Indemnified Person, the amount to be paid as a result of such settlement does not exceed the balance of the Indemnity Escrow (after taking into account all Claims then pending against the Indemnity Escrow and assuming for purposes of this Section 7.4(d) that the full amount of each such Claim is payable from the Indemnity Escrow), (B) such settlement does not involve any injunctive relief binding upon the Indemnitee or any of its Affiliates, and (C) such settlement expressly and unconditionally releases the Indemnitee and the other applicable Indemnified Persons (that is, each of the Buyer Indemnified Persons, if the Indemnitee is a Buyer Indemnified Person, and each of the Seller Indemnified Persons, if the Indemnitee is a Seller Indemnified Person) from all liabilities and obligations with respect to such Third-Party Claim, without prejudice. If the Indemnitee controls the defense of and defends any Third-Party Claim under this Section 7.4, the Indemnitee shall have the right to effect a settlement of such Third-Party Claim with the consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed). No settlement by the Indemnitee of such Third-Party Claim shall limit or reduce the right of any Indemnified Person to indemnity hereunder for all Damages they may incur arising out of or resulting from the Third-Party Claim to the extent indemnified in this Article VII (provided that no such settlement that occurs without the Indemnitor’s consent (provided that such consent was not unreasonably withheld, conditioned or delayed) shall be binding upon the Indemnitor (or any Company Holder, in the case of a Claim on behalf of a Buyer Indemnified Person) or constitute evidence that any Indemnitee has suffered Damages that are indemnifiable pursuant to Sections 7.1(a) or 7.2, or of the amount of such Damages). As used in this Article VII, the term “settlement” refers to any consensual resolution of the claim in question, including by consent, decree or by permitting any judgment or other resolution of a claim to occur without disputing the same, and the term “settle” has a corresponding meaning.
     (e) Notwithstanding anything to the contrary contained herein, the Indemnitor under this Agreement shall not have any rights under this Section 7.4 to the extent any Claims for indemnification under Section 7.1 are made by or on behalf of a Buyer Indemnified Person against the Indemnity Policy in accordance with the provisions of this Agreement, including the right to defend or control the defense of any such Claim, effect a settlement of any such Claim or consent to a settlement of any such Claim.
     SECTION 7.5. Resolution of Notice of Claim.
     Each Notice of Claim given by an Indemnitee shall be resolved as follows:
     (a) Admitted Claims. If, within 20 Business Days after a Notice of Claim is delivered to the Indemnitor, the Indemnitor agrees in writing that liability for such Claim is indemnified under Section 7.1 or Section 7.2, as applicable, the full amount of the Damages specified in the Notice of Claim is agreed to, and that such Notice of Claim is timely, the Indemnitor (on behalf of the Company Holders if the Indemnitee is a Buyer Indemnified Person) shall be conclusively deemed to have consented to the recovery by the Indemnitee of the full amount of Damages specified in the Notice of Claim in accordance with this Article VII, including, if the Indemnitee is a Buyer Indemnified Person, the forfeiture of a portion of the Indemnity Escrow equal to such

Damages, and Parent shall be authorized to deliver such agreement to the Escrow Agent instructing the Escrow Agent to make a wire transfer to Parent in the amount of such Damages; provided, that to the extent the full amount of Damages is not known at the time such Notice of Claim is delivered (such as in the case of a Third-Party Claim which is subject to an unresolved dispute between the claimant and the Indemnitee, with respect to amounts claimed by the claimant), payment by the Indemnitor under this Section 7.5(a) with respect to any speculative Damages shall not be due until the actual amount of such Damages is known.
     (b) Contested Claims. If the Indemnitor does not so agree in writing to such Notice of Claim or gives the Indemnitee written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the 20 Business Day period specified in Section 7.5(a), then such Contested Claim shall be resolved by either (i) a written settlement agreement executed by Parent and the Shareholder Representative or (ii) in the absence of such a written settlement agreement within 60 days after Indemnitor’s receipt of the Notice of Claim related to such Contested Claim or such longer period as is mutually agreed upon by the parties, by binding arbitration between Parent and the Shareholder Representative in accordance with the provisions of this Section 7.5.
     (c) Arbitration of Contested Claims. Any Contested Claim against the Indemnity Escrow that is not settled by the Parent and the Shareholder Representative as set forth in Section 7.5(b) shall be submitted to mandatory, final and binding arbitration before J.A.M.S./ENDISPUTE or its successor (“J.A.M.S.”) pursuant to the Federal Arbitration Act (“FAA”), 9 U.S.C., Section 1 et seq., and any such arbitration shall be conducted in New York, New York. If J.A.M.S. ceases to provide arbitration service, then the term “J.A.M.S.” shall thereafter mean and refer to the American Arbitration Association (“AAA”). Either Parent or the Shareholder Representative may commence the arbitration process called for by Section 7.5 by filing a written demand for arbitration with J.A.M.S. and giving a copy of such demand to the other. The arbitration shall be conducted in accordance with the provisions of J.A.M.S.’s Streamlined Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration (or, if J.A.M.S. then means the AAA, the applicable commercial arbitration rules of the AAA then in effect), subject to the provisions of this Section 7.5(c). The parties shall cooperate with J.A.M.S. and with each other in promptly selecting a single arbitrator from J.A.M.S.’s panel of neutrals and in scheduling the arbitration proceedings in order to fulfill the provisions, purposes and intent of this Agreement. If the parties do not agree upon the selection of an arbitrator within at least 21 calendar days before the commencement of the arbitration, the arbitrator shall be selected by J.A.M.S. The Parent and the Shareholder Representative covenant that they shall participate in the arbitration in good faith and that Parent, on the one hand, and the Company Holders (through the Sellers’ Expense Fund or, if such fund is depleted, through the Shareholder Representative), on the other hand, shall pay half of the arbitration costs in accordance with this Agreement. The provisions of this Section 7.5(c) may be enforced by any court of competent jurisdiction. This clause shall not preclude the parties from seeking provisional remedies in aid of arbitration from a court having competent jurisdiction.
     (d) Payment of Costs. Parent, on the one hand, and the Company Holders (through the Sellers’ Expense Fund or, if such fund is depleted, through the Shareholder Representative), on the other hand, shall each bear one-half of the burden of deposits and advances required by the arbitrator, but either of them may advance such amounts, subject to recovery as an addition or offset to any award. For the avoidance of doubt, the monetary recovery owed to the prevailing party in the arbitration proceeding shall include reimbursement of such advances.
     (e) Burden of Proof. Except as may be otherwise expressly provided herein, for any Contested Claim submitted to arbitration, the burden of proof shall be as it would be if the claim were litigated in a judicial proceeding governed exclusively by the internal Laws of the State of New York applicable to contracts executed and entered into within the State of New York, without regard to the principles of choice of law or conflicts of law that could cause the laws of any other jurisdiction to be applied.
     (f) Award. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator shall render findings of fact and conclusions of law and a final written arbitration award setting forth the basis and reasons for any decision reached (the “Final Award”) and shall deliver such documents to the Shareholder Representative and Parent, together with a signed copy of the Final Award. Subject to the provisions of this Agreement and the FAA, the Final Award shall constitute a conclusive determination of all issues in question, binding upon the Company Holders, the Shareholder Representative and Parent. Judgment upon the award rendered by the arbitrator may be entered in any court having competent jurisdiction.
     (g) Timing. The Shareholder Representative, Parent and the arbitrator shall conclude each arbitration pursuant to this Section 7.5 as promptly as possible for the Contested Claim being arbitrated, but in no event later than six months after the arbitration is first initiated, unless the arbitrator determines that good cause exists for an extended time period.
     (h) Terms of Arbitration. The arbitrator chosen in accordance with Section 7.5 shall not have the power to alter, amend or otherwise affect the terms of Section 7.5 or any other provisions of this Agreement.
     (i) Exclusive Remedy. Following the Effective Time, except as specifically otherwise provided in this Agreement, arbitration conducted in accordance with this Agreement shall be the sole and exclusive remedy of the parties (other than the parties’ rights to specific performance of the provisions of this Agreement under Section 8.9) for any disputes between or among the parties hereto relating to any Claim made pursuant to this Article VII.
     (j) Payment to Parent. If any Buyer Indemnified Person is entitled to the recovery of Damages pursuant to any Claim that is agreed to pursuant to Section 7.5(a), or a Contested Claim that is resolved pursuant to Section 7.5(c), Parent, on its own behalf or on behalf of a Buyer Indemnified Person, shall be entitled under the terms of the Escrow Agreement to receive from the Indemnity Escrow the amount of Damages arising out of or resulting from such Claim as so determined pursuant to this Article VII (or, if less, the entire Indemnity Escrow) in accordance with the Escrow Agreement and Section 2.5(b) of this Agreement, and Parent, on its own behalf or on behalf of a Buyer Indemnified Person, shall be entitled to seek recovery against the Indemnity Policy for any portion of such Claim not covered by the Indemnity Escrow.
     (k) Notwithstanding anything to the contrary contained herein, the Indemnitor under this Agreement shall not have any right under this Section 7.5 to contest any Claim for indemnification pursuant to Section 7.1 to the extent such Claim is made by or on behalf of a

Buyer Indemnified Person against the Indemnity Policy in accordance with the provisions of this Agreement, and the provisions of this Section 7.5 (other than Section 7.5(a)) shall not apply to any such Claim.
     SECTION 7.6. Survival of Covenants, Representations and Warranties.
     (a) All representations and warranties of the Company contained in this Agreement, as qualified by the Schedules hereto, shall remain operative and in full force and effect until August 31, 2012 (the “Release Date”) (or, if any unresolved Claims under Article VII exist with respect to any such representations and warranties as of the Release Date, such specific representations and warranties underlying such Claims shall survive until the day on which such Claims are resolved); provided, however, that the Buyer Indemnified Persons may only seek indemnification for any Damages with respect to any Claims of which they or any one of them becomes aware from and following December 31, 2011 (the “Escrow Release Date”), or with respect to which they provide a Notice of Claim pursuant to Section 7.3(a) on or after the Escrow Release Date, solely as against the Indemnity Policy. All representations and warranties of Parent and Merger Sub contained in this Agreement shall remain operative and in full force and effect, until the Release Date (or, if any unresolved Claims under Article VII exist with respect to any such representations and warranties or certificate as of the Release Date, such specific representations, warranties or certifications underlying such Claims shall survive until the day on which such Claims are resolved). All covenants of the parties shall survive according to their respective terms.
     (b) Except as expressly set forth in Article III hereto, neither the Company nor any other Person makes any representation or warranty, expressed or implied, at law or in equity in respect of the Company or the Company Subsidiaries, or any of their respective assets, liabilities, businesses or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed. The disclosure of any matter or item in any schedule to Article III hereto shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed.
     (c) Except as expressly set forth in Article IV and V hereto, neither Merger Sub nor Parent makes any representation or warranty, expressed or implied, at law or in equity in respect of Merger Sub or Parent, or any of their respective assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed. The disclosure of any matter or item in any schedule to Article IV and V hereto shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed.
     SECTION 7.7. Exclusive Remedy; Non-Recourse.
     (a) After the Effective Time the indemnification rights in this Article VII are and shall be the sole and exclusive remedies of the Buyer Indemnified Persons and the Seller Indemnified Persons with respect to this Agreement and the transactions contemplated hereby or any certification delivered hereunder; provided that this sentence shall not be deemed a waiver by any party of its rights with respect to claims against any Person to the extent they arise out of actual fraud by such Person or of its right to seek specific performance or injunctive relief in the case of another party’s failure to comply with the post-Closing covenants made by such other party (including its obligations under this Article VII).
     (b) Subject to Section 7.7(a), Parent, for itself, its successors and assigns including the Surviving Corporation, acknowledges and agrees that this Agreement and the transactions contemplated hereby are non-recourse as to the Shareholder Representative and the Company Holders and that they shall have no recourse for or on account of any matter, cause, claim or thing of or relating to this Agreement or the Merger or other transactions contemplated hereby, excepting only against and to the extent of the Indemnity Escrow or the Adjustment Escrow and then only in accordance with Section 2.3 and this Article VII.
     (c) Other than as contemplated by this Article VII or Section 8.9, in furtherance of the foregoing, Parent, for itself, its successors and assigns (including the Surviving Corporation) covenants and agrees that neither Parent nor the Surviving Corporation shall sue or initiate or maintain any action, suit or cause of action against the Shareholder Representative or the Company Holders (in their capacity as such) or any of them as a result of this Agreement or the transactions contemplated hereby.
     (d) For the avoidance of doubt, the sole recourse of the Buyer Indemnified Parties for any Claims for which a Notice of Claim is provided on or after the Escrow Release Date shall be from amounts available under the Indemnity Policy.
     (e) The provisions of Article VII were specifically bargained for and reflected in the amounts payable to the Company Holders in connection with the Merger pursuant to Article II.
     SECTION 7.8. Appointment of Shareholder Representative. By voting in favor of or consenting to the Merger and/or by virtue of the approval of the Merger, or accepting any portion of the Merger Consideration, each Company Holder agrees as follows:
     (a) ABRY Partners, LLC (in such capacity, the “Shareholder Representative”) is designated as the attorney-in-fact and agent for and on behalf of each Company Holder and their respective heirs, successors and assigns with respect to the post-Closing adjustments contemplated by Section 2.3, claims for indemnification under this Article VII and the taking by the Shareholder Representative of any and all actions and the making of any decisions required or permitted to be taken by the Shareholder Representative under this Agreement and the Escrow Agreement, including the exercise of the power to: (i) authorize the release or delivery to Parent of all or any portion of the Escrow Funds or the Sellers’ Expense Fund in satisfaction of the obligations (if any) with respect to the post-Closing adjustments contemplated by Section 2.3 and indemnification claims by any Buyer Indemnified Person pursuant to this Article VII and any amounts described in Section 2.5; (ii) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such indemnification claims; (iii) litigate, arbitrate, resolve, settle or compromise any claim for indemnification made pursuant to this Article VII; (iv) establish the Sellers’ Expense Fund and pay such amounts therefrom as the Shareholder Representative deems necessary or appropriate in its good faith judgment; and (v) take all actions necessary in the judgment of the Shareholder Representative for the accomplishment of the foregoing, provided, however, that the Shareholder Representative shall not take any action where (x) any Company Holder would be held liable for Damages (including, for the avoidance of doubt, obligations to indemnify and reimburse the Shareholder Representative pursuant to this Section 7.8) in excess of such Company Holder’s share of the Escrow Funds and of the Sellers’ Expense Fund without such Company Holder’s consent or (y) such action materially and adversely affects the substantive rights or obligations of one Company Holder, or group of Company Holders, without a similar proportionate effect upon the substantive rights or obligations of all Company Holders, unless each such disproportionately affected Company Holder consents in writing thereto. The Shareholder Representative shall have no authority or power to act on behalf of the Company except as expressly provided in this Agreement. The Shareholder Representative shall have authority and power to act on behalf of the Company Holders with respect to the disposition, settlement or other handling of the adjustments contemplated by Section 2.3 and all claims under this Article VII and all rights or obligations arising under Section 2.3 and this Article VII or otherwise as contemplated by this Agreement. The Company Holders shall be bound by all actions taken and documents executed by the Shareholder Representative in connection with Section 2.3 and this Article VII, and Parent shall be entitled to rely on any action or decision of the Shareholder Representative. In performing the functions specified in this Agreement, the Shareholder Representative may act upon any instrument or other writing believed by the Shareholder Representative in good faith to be genuine and to be signed or presented by the proper Person and shall not be liable in connection with the performance by it of its duties pursuant to the provisions of this Agreement and the Escrow Agreement except that, solely as among the Shareholder Representative and the Company Holders, the Shareholder Representative shall not be relieved of any liability imposed by Law for its own gross negligence or willful misconduct. The Shareholder Representative shall be indemnified and held harmless (out of funds that otherwise are to be distributed from the Escrow Funds or the Sellers’ Expense Fund to the Company Holders, if any, or other amounts paid to the Shareholder Representative on the Company Holders’ behalf as described in Section 2.3(e), as described in this Section 7.8) from and against any loss, liability or expense incurred on the part of the Shareholder Representative and arising out of or in connection with the acceptance or administration of its duties hereunder; provided, that for the avoidance of doubt, each Company Holder’s responsibility to indemnify the Shareholder Representative shall be limited to the aggregate amount to be received by such Company Holder in respect of its Common Stock and/or Common Stock Equivalents. Any out-of-pocket costs and expenses incurred by the Shareholder Representative in connection with actions taken by the Shareholder Representative pursuant to the terms of Section 2.3 or this Article VII or otherwise in connection with this Agreement for the benefit of all Company Holders including the hiring of legal counsel and the incurring of legal fees and costs (“Representative Expenses”) shall be the responsibility of the Company Holders and may be paid or reimbursed from the Sellers’ Expense Fund, amounts paid to the Shareholder Representative from the Escrow Funds or other amounts paid to the Shareholder Representative pursuant to Section 2.3(e); provided, that for the avoidance of doubt, each Company Holder’s responsibility to reimburse the Shareholder Representative for such expenses shall be limited to the aggregate amount to be received by such Company Holder in respect of its Common Stock and/or Common Stock Equivalents; provided, further, that the Shareholder Representative shall not receive any compensation in excess of such reimbursement for performing its duties as Shareholder Representative under this Agreement or the Escrow Agreement. Without limiting the generality of the foregoing, the Shareholder Representative shall have full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement, and to consent to any amendment hereof or thereof, on behalf of all the Company Holders and their respective heirs, successors and assigns. Upon the request of each Company Holder, the Shareholder Representative shall keep such Company Holder reasonably informed as to the status of any actions being taken by the Shareholder Representative under this Agreement or the Escrow Agreement.
     (b) The Company Holders hereby appoint and constitute the Shareholder Representative the true and lawful attorney-in-fact of the Company Holders, with full power in their name and on their behalf to act according to the terms of this Agreement and the Escrow Agreement and in general to do all things and to perform all acts including executing and delivering the Escrow Agreement any other agreements, certificates, receipts, instructions, notices or instruments contemplated by or deemed advisable in connection with the Escrow Agreement; provided, that the foregoing shall not entitle the Shareholder Representative to execute any non-solicitation, non-competition or similar restrictive covenant on behalf of any Company Holder without the consent of such Company Holder. This power of attorney and all authority hereby conferred is granted and shall be irrevocable and shall not be terminated by any act of any Company Holder, by operation of law, whether by such person’s death, disability, protective supervision or any other event. Without limiting the foregoing, this power of attorney is to ensure the performance of a special obligation and, accordingly, each Company Holder shall be deemed to have waived and renounced its, his or her right to renounce this power of attorney unilaterally any time before the day following the Escrow Termination Date. Each Company Holder shall be deemed to have waived any and all defenses that may be available to contest, negate or disaffirm the action of the Shareholder Representative taken in good faith under this Agreement or the Escrow Agreement. Notwithstanding the power of attorney granted in this Section 7.8, no agreement, instrument, acknowledgement or other act or document shall be ineffective as to any Company Holder solely by reason of such Company Holder (instead of the Shareholder Representative) having signed or given the same directly.
ARTICLE VIII
GENERAL PROVISIONS
     SECTION 8.1. Notices.
     All notices and other communications given or made pursuant hereto shall be in writing delivered either in person, by Federal Express or other courier, by registered or certified mail, or by facsimile transmission, and shall be deemed given upon receipt, if delivered personally or Federal Express (or other courier), on the fifth Business Day after mailing, if mailed by registered or certified mail (postage prepaid, return receipt requested) to the address specified below for the recipient party, or on the Business Day after being transmitted, if sent by electronic transmission to the telecopier number specified below for the recipient party (or, in each case, at or to such other address or telecopier number for the recipient party as shall be specified by notice from such party given pursuant to this Section 8.1):

     (a) If to the Shareholder Representative or (prior to the Closing) to the Company:
c/o ABRY Partners, LLC
111 Huntington Avenue
30th Floor
Boston, MA 02199
Fax No.: (617) 859-8797
Attention: Erik Brooks

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Ave.
New York, NY 10022
Fax No.: (212) 446-6460
Attention: John L. Kuehn, Esq.
                 Joshua M. Kogan, Esq.
     (b) If to Parent or Merger Sub or (after the Closing) to the Surviving Corporation:
Ascent Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
Fax No.: (720) 875-5434
Attention: William Fitzgerald
and:
Ascent Media Corporation
520 Broadway, 5th Floor
Santa Monica, CA 90401
Fax No.: (310) 434-7002
Attention: William Niles, Esq.

With a copy (which shall not constitute notice) to:

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, NY 10012
Fax No.: (212) 259-2500
Attention: Marc Leaf, Esq.
                 Renee Wilm, Esq.
     SECTION 8.2. Certain Definitions For purposes of this Agreement, the term:
(1)	“AAA” has the meaning set forth in Section 7.5(c).
(2)	“Additional Funds” has the meaning set forth in Section 2.5(a).
(3)	“Adjustment Amount” has the meaning set forth in Section 2.5(b)(i)

(4)	“Adjustment Escrow” has the meaning set forth in Section 2.5(b)(i).
(5)	“Adjustment Time” means 12:01 a.m., New York time, on the Closing Date.
(6)	“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, the first mentioned Person. For purposes of the foregoing, for all periods prior to the Effective Time, neither Parent, on the one hand, nor the Company or any Company Subsidiaries, on the other hand, will be treated as an Affiliate of the other.
(7)	“Agreement” has the meaning set forth in the Preamble.
(8)	“Alarm Monitoring Purchase Agreements” has the meaning set forth in Section 3.12(a).
(9)	“Applicable Share Amount” has the meaning set forth in Section 2.2(a).
(10)	“Balance Sheet Date” has the meaning set forth in Section 3.6.
(11)	“Basket” has the meaning set forth in Section 7.1(c).
(12)	“Benefit Plans” has the meaning set forth in Section 3.13(a).
(13)	“Business Day” shall mean any day other than a day on which banks in the State of New York or the city of Boston, Massachusetts, are authorized or obligated to be closed.
(14)	“Buyer Indemnified Person” has the meaning set forth in Section 7.1(a).
(15)	“Certificate of Merger” has the meaning set forth in Section 1.3.
(16)	“Claim” has the meaning set forth in Section 7.3(a).
(17)	“Closing” has the meaning set forth in Section 1.2.
(18)	“Closing Balance Sheet” has the meaning set forth in Section 2.3(b).
(19)	“Closing Date” has the meaning set forth in Section 1.2.
(20)	“Closing Date Merger Consideration” has the meaning set forth in Section 2.2(a).
(21)	“Closing Date Share Amount” has the meaning set forth in Section 2.2(a).
(22)	“Closing Statement” has the meaning set forth in Section 2.3(b).
(23)	“Closing Working Capital” means the aggregate amount of the current assets of the Company and the Company Subsidiaries less the aggregate amount of the current liabilities of the Company and the Company Subsidiaries, in each case calculated using only those line items set forth on Exhibit J and on a consolidated basis as of the Adjustment Time, as finally determined pursuant to Section 2.3(c) or (d), as applicable.
(24)	“Code” means the Internal Revenue Code of 1986, as amended.
(25)	“Common Stock” means the Class A Common Stock, par value $0.01 per share, of the Company.
(26)	“Common Stock Equivalent” means any option or other right granted by the Company to acquire Common Stock, including any Option and the Warrant.
(27)	“Common Stock Equivalent Documents” has the meaning set forth in Section 2.2(a).
(28)	“Company” has the meaning set forth in the Preamble.
(29)	“Company Breaches” has the meaning set forth in Section 7.1(a).
(30)	“Company Charter” means the Company’s Articles of Incorporation as in effect from time to time.
(31)	“Company Credit Agreement” means the Loan and Security Agreement by and among La Salle Bank National Association, as Agent, the financial institutions from time to time party thereto, as Lenders, and the Company, as Borrower, Monitronics Canada, Inc., as Guarantor and the other loan parties from time to time party thereto, dated as of August 8, 2007.
(32)	“Company Credit Documents” means the Company Credit Agreement and the Company Hedging Agreements.
(33)	“Company Disclosure Schedule” means the disclosure schedule attached to this Agreement and references to “Schedules” in Article III refer to numbered schedules of the Company Disclosure Schedule.
(34)	“Company Employees” has the meaning set forth in Section 6.6.
(35)	“Company Financial Statements” has the meaning set forth in Section 3.6.
(36)	“Company GAAP” has the meaning set forth in Section 2.3(f).
(37)	“Company Hedging Agreements” means any interest rate protection agreements (including interest rate swaps, caps, floors and collars) to which the Company or a Company Subsidiary is party immediately prior to the Effective Time.
(38)	“Company Holder” has the meaning set forth in Section 2.2(a).
(39)	“Company Material Adverse Effect” means any event, development, effect or change that would be materially adverse to the business, operations, results of operations, assets or financial condition of the Company and the Company Subsidiaries, taken as a whole, or the ability of the Company to consummate the transactions contemplated hereby; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect, except, with respect to clauses (i) through (v) below, to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately (relative to other similarly situated Persons in the industries in which the Company or the Company Subsidiaries operate) affected thereby: any change, event, development or effect arising from or relating to (i) general business or economic conditions in the United States or within the industries in which the Company and the Company Subsidiaries operate, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack anywhere in the world, (iii) the state of or changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes or proposed changes in GAAP, or (v) changes or proposed changes in Law, rules, regulations, orders, or other binding directives issued by any Governmental Entity.
(40)	“Company Subsidiary” has the meaning set forth in Section 3.1.
(41)	“Company Transaction Expenses” means the costs, fees and expenses incurred on or before the Closing Date or otherwise in connection with the completion of the Closing (whether or not invoiced) and payable by the Company or any Company Subsidiary to (i) third parties related to or arising out of the transactions contemplated by this Agreement, including the costs, fees, expenses and disbursements of Vinson & Elkins LLP and travel, legal, accounting, investment banking, brokers, advisory and other professional fees and expenses or (ii) employees of the Company or any Company Subsidiary related to or arising out of the transactions contemplated by this Agreement (including pursuant to the proviso of the penultimate sentence of Section 3.3(b)); provided that Company Transaction Expenses shall not include (i) amounts payable pursuant to this Agreement in respect of Common Stock Equivalents (except as expressly contemplated by the proviso of the penultimate sentence of Section 3.3(b)) or as a result of any such payment or any amount included in Closing Indebtedness, (ii) any fees and expenses (including legal and accounting) incurred by the Company in connection with any Indebtedness incurred by Parent and its Subsidiaries (including amounts to be incurred by the Surviving Corporation and its Subsidiaries) in connection with the transactions contemplated hereby, or the preparation of any proxy statement of Parent, or (iii) any costs, fees, expenses or disbursements of Kirkland & Ellis LLP, which shall instead be payable as provided in Section 2.5(c).
(42)	“Confidentiality Agreement” has the meaning set forth in Section 6.2(a).

(43)	“Contested Claim” has the meaning set forth in Section 7.5(b).
(44)	“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.
(45)	“Controlling Party” has the meaning set forth in the Master Indenture.
(46)	“Current Charter” has the meaning set forth in Section 6.5(a).
(47)	“Damages” has the meaning set forth in Section 7.1(a).
(48)	“Director/Officer Claim” has the meaning set forth in Section 6.5(b).
(49)	“Dispute Notice” has the meaning set forth in Section 2.3(c).
(50)	“Disputed Items” has the meaning set forth in Section 2.3(c).
(51)	“Dissenting Holder” has the meaning set forth in Section 2.2(b)(i).
(52)	“Dissenting Share” has the meaning set forth in Section 2.2(b)(i).
(53)	“D&O Insurance” has the meaning set forth in Section 6.5(d).
(54)	“Effective Time” has the meaning set forth in Section 1.3.
(55)	“Encumbrances” has the meaning set forth in Section 3.3(c).
(56)	“Enterprise Value” means $1,255,000,000 plus the Swap Delta.
(57)	“Environmental Law” means any Law or Order of any Governmental Entity relating to the protection of the environment (including protection of air, water, soil, and natural resources) or the use, storage, handling, release, exposure to or disposal of any Hazardous Substance, as in effect on the date hereof or thereafter through the Closing Date.
(58)	“ERISA” has the meaning set forth in Section 3.13(a).
(59)	“ERISA Affiliate” means any entity which is or has been required to be treated as a single employer with the Company or any Company Subsidiary for purposes of Section 414 of the Code.
(60)	“Escrow Agent” has the meaning set forth in Section 2.5(b)(i).
(61)	“Escrow Agreement” has the meaning set forth in Section 2.5(b)(i).
(62)	“Escrow Funds” has the meaning set forth in Section 2.5(b)(i).

(63)	“Escrow Release Date” has the meaning set forth in Section 7.6(a).
(64)	“Escrow Termination Date” has the meaning set forth in Section 2.5(b)(ii).
(65)	“Estimate Statement” has the meaning set fort in Section 2.3(a).
(66)	“Estimated Merger Consideration” has the meaning set forth in Section 2.3(a).
(67)	“Event of Default” has the meaning set forth in the Master Indenture.
(68)	“Excluded Shares” has the meaning set forth in Section 2.2(c).
(69)	“FAA” has the meaning set forth in Section 7.5(c).
(70)	“Final Award” has the meaning set forth in Section 7.5(f).
(71)	“Firm” has the meaning set forth in Section 8.3.
(72)	“Formerly Dissenting Holder” has the meaning set forth in Section 2.2(b)(ii).
(73)	“Formerly Dissenting Shares” has the meaning set forth in Section 2.2(b)(ii).
(74)	“GAAP” has the meaning set forth in Section 3.6.
(75)	“Governmental Entity” has the meaning set forth in Section 3.5(b).
(76)	“Hazardous Substance” means any substance that is regulated as hazardous, toxic or radioactive, including petroleum and any derivative or by products thereof.
(77)	“HSR Act” has the meaning set forth in Section 3.5(b).
(78)	“Indebtedness” means, without duplication, (A) all indebtedness of the Company and the Company Subsidiaries for borrowed money (including all principal, interest, premiums, penalties, and breakage fees), including under the Company Credit Documents, (B) all obligations of the Company and the Company Subsidiaries evidenced by notes, bonds, debentures or similar instruments or pursuant to any guaranty, (C) all indebtedness of the Company and the Company Subsidiaries created or arising under any conditional sale, title retention or similar agreement or creating an obligation of the Company or the Company Subsidiaries with respect to the deferred purchase price of property or services, (D) all obligations of the Company or the Company Subsidiaries as lessee under leases that have been or should be, in accordance with Company GAAP, recorded as capital leases (measured by the aggregate amount that would be shown as a liability with respect to such capital leases on a balance sheet of the Company or the applicable Company Subsidiary as of the relevant date, prepared in accordance with Company GAAP), (E) all obligations in respect of Swap Arrangements, (F) all liabilities of the Company or any Company Subsidiary for any bank overdrafts, (G) all liabilities of the Company or the Company

Subsidiaries for any outstanding drawings or reimbursement, payment or similar obligations under performance bonds, letters of credit or similar facilities, (H) all accrued interest, premiums, penalties, fees, expenses and other obligations relating to the foregoing to the extent payable on or before the Closing Date, (I) all liabilities of the Company or the Company Subsidiaries to guarantee, directly or indirectly, whether through contract or otherwise, any of the foregoing types of obligations on behalf of any other Person (excluding endorsement of negotiable instruments in the ordinary course of business), and (J) all indebtedness of a type described above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, secured by) any lien upon or in property (including accounts and contract rights) owned by the Company or the Company Subsidiaries, even though the Company or the Company Subsidiaries may not have assumed or become liable for payment of such indebtedness.
(79)	“Indemnified Parties” has the meaning set forth in Section 6.5(b).
(80)	“Indemnitee” has the meaning set forth in Section 7.3(a).
(81)	“Indemnitor” has the meaning set forth in Section 7.3(a).
(82)	“Indemnity Amount” has the meaning set forth in Section 2.5(b)(i)
(83)	“Indemnity Escrow” has the meaning set forth in Section 2.5(b)(i).
(84)	“Indemnity Policy” means one or more insurance policies issued by Columbia Casualty Company, Aspen Insurance UK Limited, and Lloyd’s Insurance, in favor of Parent as named insured and the other Buyer Indemnified Persons with respect to the indemnification rights set forth in Article VII, with an aggregate limit on liability of $50 million, in the forms attached hereto as Exhibit K.
(85)	“Independent Accountants” has the meaning set forth in Section 2.3(d).
(86)	“Initial Payment Fund” has the meaning set forth in Section 2.5(a).
(87)	“Insurance Carrier” means Ambridge Partners LLC, on behalf of Columbia Casualty Company, Aspen Insurance UK Limited, and Lloyd’s Insurance.
(88)	“Intellectual Property” means all (i) patents and patent applications, including all reissues, continuations, divisions, continuations in part and renewals and extensions thereof, (ii) internet domain names, trademarks, service marks, trade and corporate names and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for registration thereof, (iv) computer software and (v) trade secrets.
(89)	“Interested Persons” has the meaning set forth in Section 2.3(c).
(90)	“Interim Balance Sheet” has the meaning set forth in Section 3.6.

(91)	“IRS” means the Internal Revenue Service.
(92)	“J.A.M.S.” has the meaning set forth in Section 7.5(c).
(93)	“Knowledge of the Company” means the actual knowledge of Michael R. Haislip and Michael R. Meyers, the Chief Executive Officer and Chief Financial Officer, respectively, of the Company.
(94)	“Law” has the meaning set forth in Section 3.5(a).
(95)	“Lease” has the meaning set forth in Section 3.14(b).
(96)	“Leased Real Property” has the meaning set forth in Section 3.14(b).
(97)	“Liability” means any and all debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable, including Indebtedness.
(98)	“Merger” has the meaning set forth in the Recitals.
(99)	“Merger Consideration” means the Enterprise Value minus the Net Closing Indebtedness, minus the Unpaid Company Transaction Expenses, plus the amount, if any, by which the Closing Working Capital exceeds the Target Working Capital (or minus the amount, if any, by which the Target Working Capital exceeds the Closing Working Capital), and plus the aggregate exercise price payable to the Company upon the exercise of all Common Stock Equivalents that are outstanding immediately prior to the Effective Time.
(100)	“Merger Sub” has the meaning set forth in the Preamble.
(101)	“Net Closing Indebtedness” means (i) the Indebtedness (other than items (I) and (J) in the definition of Indebtedness that are not due and payable as of the Adjustment Time), excluding any actual net breakage costs under the Swap Arrangements, of the Company and the Company Subsidiaries on a consolidated basis minus all cash of the Company and the Company Subsidiaries, in each case as of the Adjustment Time and as finally determined pursuant to Section 2.3(c) or (d), as applicable, plus (ii) the actual net breakage costs under the Swap Arrangements as of the Adjustment Time.

(102)	“New Plans” has the meaning set forth in Section 6.6.

(103)	“Notice” has the meaning set forth in Section 2.2(b).

(104)	“Notice of Claim” has the meaning set forth in Section 7.3(a).

(105)	“Old Plans” has the meaning set forth in Section 6.6.

(106)	“Options” means the options to acquire Common Stock granted pursuant to the 1999 Stock Option Plan of Monitronics International, Inc. dated November 3, 1999, the 2001 Stock Option Plan of Monitronics International, Inc. dated April 27, 2009, the Monitronics International, Inc. 2005 Stock Option Plan with an Effective Date of March 28, 2005, the Monitronics International, Inc. Nonstatutory Stock Option Agreement to Michael R. Haislip dated August 1, 2007 and the Monitronics International, Inc. Nonstatutory Stock Option Agreement to Michael R. Meyers dated August 1, 2007.

(107)	“Order” means any injunction, judgment, ruling, assessment, order or decree of any Governmental Entity or court having competent jurisdiction.

(108)	“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Company Subsidiary used in the business currently conducted by the Company or such Company Subsidiary, as applicable.

(109)	“Parent” has the meaning set forth in the Preamble.

(110)	“Payment Fund” has the meaning set forth in Section 2.5(a).

(111)	“Pending Claim Amount” has the meaning set forth in Section 2.5(b)(ii).

(112)	“Permits” has the meaning set forth in Section 3.9.

(113)	“Permitted Encumbrances” means (i) statutory Encumbrances securing payments not yet due, (ii) Encumbrances that secure Indebtedness listed on Schedule 3.3(c) to the Company Disclosure Schedule or that is taken into account in the calculation of Net Closing Indebtedness, (iii) Encumbrances on Real Property not related to Indebtedness which do not, individually or in the aggregate, materially interfere with the use, occupancy or operation by the Company and the Company Subsidiaries of the Real Property, (iv) statutory Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, employment insurance and other social security legislation, (v) Encumbrances relating to real estate taxes, assessments and other governmental levies, fees, or changes imposed with respect to Real Property which are not due and payable as of the Closing Date or which are being contested by appropriate proceedings, (vi) zoning, building codes and other land use laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over Real Property which are not violated by the current use or occupancy of Real Property or the operation of the Company’s or any Company Subsidiary’s business or any violation of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (vii) easements, covenants, conditions, restrictions and other similar matters affecting title to Real Property and other title defects which do not materially impair the use or occupancy of

Real Property or the operation of business of the Company and the Company Subsidiaries and (viii) matters that would be disclosed by an accurate survey or inspection of the Owned Real Property.

(114)	“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group.

(115)	“Post Closing Adjustment Amount” has the meaning set forth in Section 2.2(a).

(116)	“Post-Closing Share Amount” has the meaning set forth in Section 2.2(a).

(117)	“Real Property” means the Owned Real Property and the Leased Real Property.

(118)	“Registration Agreement” means that certain Fifth Amended and Restated Registration Agreement dated as of July 14, 2004 among the Company and the Common Holders (as defined therein) party thereto.

(119)	“Representative” means, as to any Person, any officer, director, manager, employee, accountant, consultant, legal counsel, financial advisor, agent or other representative of such Person.

(120)	“Representative Expenses” has the meaning set forth in Section 7.8(a).

(121)	“Scheduled Contracts” has the meaning set forth in Section 3.12(a).

(122)	“Securities Laws” means United States federal securities laws.

(123)	“Securitization” means the notes issued pursuant to the Master Indenture, dated as of August 6, 2007, between Monitronics Funding LP (the “Issuer”) and Bank of America, National Association (as successor by merger to LaSalle Bank National Association), as Indenture Trustee (the “Indenture Trustee”) (the “Master Indenture”) and pursuant to the Series 2007-1 Indenture Supplement, dated as of August 8, 2007, between the Issuer and the Indenture Trustee (including the ancillary documents thereto).

(124)	“Securitization Documents” means all agreements and other documents pertaining to the Securitization, including the Master Indenture, the Notes and all “Transaction Documents” as defined in the Master Indenture.

(125)	“Seller Indemnified Person” has the meaning set forth in Section 7.2(a).

(126)	“Sellers’ Expense Amount” has the meaning set forth in Section 2.5(c).

(127)	“Sellers’ Expense Fund” has the meaning set forth in Section 2.5(c).

(128)	“Servicer” has the meaning set forth in the Master Indenture.

(129)	“Servicer Default” has the meaning set forth in the Master Indenture.

(130)	“Shareholder Representative” has the meaning set forth in Section 7.8(a).

(131)	“Shareholder Representative Parties” has the meaning set forth in Section 6.1(a).

(132)	“Shareholders Agreement” means that certain Fifth Amended and Restated Shareholders Agreement dated as of July 14, 2004 among the Monitronics International, Inc. and the Shareholders of the Monitronics International, Inc. referred to therein.

(133)	“Shareholder Consent” has the meaning set forth in Section 3.4.

(134)	“Stock Certificate” has the meaning set forth in Section 2.2(a).

(135)	“Subsidiary” of any Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any Subsidiary) (i) owns, directly or indirectly, fifty percent (50%) or more of the stock, limited liability company interests, partnership interests or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity; or (ii) possesses, directly or indirectly, Control over the direction of management or policies of such corporation, limited liability company, partnership, joint venture or other legal entity (whether through ownership of voting securities, by agreement or otherwise).

(136)	“Surviving Corporation” has the meaning set forth in Section 1.1.

(137)	“Swap Arrangements” means an interest rate swap, cap, collar, option or similar arrangement entered into by the Company or any Company Subsidiary to hedge interest rate and/or foreign currency risk.

(138)	“Swap Delta” means the actual net breakage costs under the Swap Arrangements as of the Adjustment Time minus $64,000,000 (which may be a positive or a negative number).

(139)	“Target Working Capital” means negative $16,579,000.

(140)	“Tax” and “Taxes” shall mean (i) any and all taxes, levies, customs, duties, tariffs, or other assessments, including income, gross income, gross receipts, capital stock, excise, real or personal property, sales, withholding, social security, Medicare, retirement, employment, unemployment, workers compensation, disability, occupation, use, goods and services, service use, license, value added, ad valorem, stamp, net worth, payroll, profits, withholding, franchise, alternative minimum, estimated, transfer and recording taxes, and any other taxes, charges, fees, levies, customs, duties, tariffs or other assessments imposed by any taxing authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest thereon, fines, penalties, additions to tax, or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies, customs, duties, tariffs, or other assessments (ii) any liability for an amount described in (i) by reason of being a member of any combined, consolidated, affiliated, unitary or other group and (iii) any liability for an amount described in (i) or (ii) by contract, as a successor in interest or otherwise.

(141)	“Tax Attributes” has the meaning set forth in Section 3.10(k).

(142)	“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(143)	“TBOC” has the meaning set forth in the Recitals.

(144)	“Termination Agreement” means the termination agreement in the form attached hereto as Exhibit L.

(145)	“Third-Party Claim” has the meaning set forth in Section 7.3(a)(ii).

(146)	“Title IV Plan” has the meaning set forth in Section 3.13(d).

(147)	“Transmittal Letter” has the meaning set forth in Section 2.5(d)(i).

(148)	“Treasury Regulations” means the regulations promulgated under the Code in effect on the date hereof and the corresponding sections of any regulations that amend or supersede such regulations.

(149)	“Turnover Date” has the meaning set forth in Section 2.5(d)(iii).

(150)	“Unpaid Company Transaction Expenses” means the Company Transaction Expenses as finally determined pursuant to Section 2.3(c) or (d), as applicable, to the extent unpaid as of the Effective Time.

(151)	“Unresolved Items” has the meaning set forth in Section 2.3(d).

(152)	“WARN Act” has the meaning set forth in Section 6.7(a).

(153)	“WARN Obligations” has the meaning set forth in Section 6.7(c).

(154)	“Warrant” means the right to purchase Common Stock pursuant to that certain Subordinated Note and Warrant Purchase Agreement, dated as of January 18, 2002, between the Company and Northwestern Mutual Life Insurance Company, as amended.

     SECTION 8.3. Headings; Interpretation.
     The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As all parties to this Agreement have participated in the drafting of this Agreement, no ambiguity shall be construed against any party as the drafter. The use of the word “including” herein shall mean “including without limitation.” The use of the terms “Company” and “Company Subsidiary” herein shall also refer to the Surviving Corporation and its Subsidiaries, respectively, following the Effective Time. Any matter disclosed pursuant to any section of the Company Disclosure Schedule whose relevance or applicability to any representation or warranty made elsewhere in this Agreement or to the information called for by any other section of the Company Disclosure Schedule is readily apparent on the face of such disclosure shall be deemed to be an exception to such representations and warranties and to be disclosed with respect to all such sections of the Company Disclosure Schedule, notwithstanding the omission of a reference or cross-reference thereto; provided that the foregoing will not be applicable to sections of the Company Disclosure Schedule that set forth an affirmative list of items required to be set forth in response to such item rather than as a modification or exception to the applicable section of this Agreement.
     SECTION 8.4. Severability.
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
     SECTION 8.5. Entire Agreement.
     This Agreement (together with the Exhibits, the Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.
     SECTION 8.6. Assignment.
     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided that Parent or Merger Sub may, without the consent of any Person, assign this Agreement and its rights and obligations hereunder for collateral purposes (provided that, in either case, no such assignment shall relieve Parent or Merger Sub of its obligations hereunder). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their permitted successors and assigns.

     SECTION 8.7. Third-Party Beneficiaries.
     This Agreement shall be binding upon and inure solely to the benefit of the parties and their permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for (a) the Indemnified Parties under Section 6.5 and (b) the rights of the holders of Common Stock and Common Stock Equivalents to receive the consideration payable in the Merger pursuant to Article II. To the extent described in clauses (a) and (b) above, the Indemnified Parties and such holders, respectively, are express third party beneficiaries of this Agreement.
     SECTION 8.8. Expenses.
     Except as otherwise expressly provided herein, all expenses incurred by the parties hereto shall be borne solely by the party that has incurred such expenses.
     SECTION 8.9. Specific Performance.
     Each party agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court or state court located in Manhattan, New York, New York, this being in addition to any other remedy to which they are entitled at law or in equity.
     SECTION 8.10. Amendments.
     This Agreement may be amended by an instrument in writing signed by Parent and the Shareholder Representative after the Closing Date.
     SECTION 8.11. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
     (a) Governing Law; Consent to Jurisdiction. The Merger and the effects thereof shall be governed by the applicable provisions of the TBOC. In all other respects, this Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to the Laws thereof that could cause the laws of any other jurisdiction to be applied. Each party hereto, for itself and its successors and assigns, irrevocably agrees that any suit, action or proceeding arising out of or relating to this Agreement may be instituted in the United States District Court for the Southern District of New York, United States of America or in the absence of jurisdiction, the state courts located in New York, New York, and generally and unconditionally accepts and irrevocably submits to the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any final judgment rendered thereby from which no appeal has been taken or is available in connection with this Agreement. Each party, for itself and its successors and assigns, irrevocably waives any objection it may have now or hereafter to the laying of the venue of any such suit, action or proceeding, including any objection based on the grounds of forum non conveniens, in the aforesaid courts. Each of the parties, for itself and its successors and assigns, irrevocably agrees that all process in any such proceedings in any such court may be effected by notice given in accordance with the provisions of Section 8.1, such service being hereby acknowledged by the parties to be effective and binding service in every respect. Nothing herein shall affect the right to serve process in any other manner permitted by law.
     (b) WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE) INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 8.11(b) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 8.11(b) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.
     SECTION 8.12. No Recourse.
     Notwithstanding anything that may be expressed or implied in this Agreement, Parent and Merger Sub agree and acknowledge that, except (i) as provided in Section 2.3(e) and Article VII with respect to the Adjustment Escrow and the Indemnity Escrow, respectively, (ii) for the right of the Buyer Indemnified Persons and the Seller Indemnified Persons to bring suit for claims arising out of actual fraud as described in Section 7.7(a) and (iii) for the right of the parties to seek specific performance under Section 8.9, no recourse under this Agreement or any document or instrument delivered in connection with this Agreement shall be had against any Company Holder or the Shareholder Representative, any Affiliate of any of them, or any current or future director, officer, employee, general or limited partner or member of any Company Holder, the Shareholder Representative or of any Affiliate thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Company Holder or the Shareholder Representative, any Affiliate of any of them, or any current or future director, officer, employee, general or limited partner or member of any Company Holder, the Shareholder Representative or of any Affiliate thereof for any obligation under this Agreement or any document or instrument delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.
     SECTION 8.13. Attorneys.
     Parent and Merger Sub acknowledge that the Shareholder Representative and its Affiliates and the Company have been represented by the law firm of Kirkland & Ellis LLP (the

“Firm”) in connection with the negotiation of this Agreement and the Merger and in other matters. The parties agree that, while the representation by the Firm in the negotiation of this Agreement and the Merger and in such other matters has nominally been of the Company, the Firm’s true clients have been the Shareholder Representative and its Affiliates. As a consequence, the parties agree: (i) that the holder of the privilege with respect to any discussions with any client of the Firm relative to this Agreement and the Merger or such other matters prior to the date of the Closing shall be the Shareholder Representative and its Affiliates (other than the Company and the Company Subsidiaries), and the Company shall have no rights with respect thereto, including the right to waive the same; and (ii) that none of the parties hereto shall take any action to attempt to disqualify the Firm from representing the Shareholder Representative and its Affiliates or any other Company Holder in connection with any dispute relating to this Agreement or the Merger based on the representation by the Firm of the Company in connection with the negotiation of this Agreement and the Merger or otherwise prior to the Closing.
     SECTION 8.14. Counterparts.
     This Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
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     IN WITNESS WHEREOF, the parties hereto have caused this AGREEMENT AND PLAN OF MERGER to be executed and delivered as of the date first written above.

MONITRONICS INTERNATIONAL, INC.
By:	/s/ Michael R. Meyers
	Name:	Michael R. Meyers
	Title:	VP and CFO

ASCENT MEDIA CORPORATION
By:	/s/ William E. Niles
	Name:	William E. Niles
	Title:	Executive Vice President

MONO LAKE MERGER SUB, INC.
By:	/s/ William E. Niles
	Name:	William E. Niles
	Title:	Executive Vice President

Solely for the purposes of the provisions hereof pertaining to the Shareholder Representative: ABRY PARTNERS, LLC
By:	/s/ Royce Yudkoff
Its: President

List of Omitted Exhibits and Schedules
     The following exhibits and schedules to the Agreement and Plan of Merger, dated December 17, 2010, by and among Monitronics International, Inc., Ascent Media Corporation, and Mono Lake Merger Sub, Inc. have not been provided herein:

EXHIBITS
Exhibit A	Option Surrender Agreement, Waiver and Release — Michael Meyers
Exhibit B	Option Surrender Agreement, Waiver and Release — Michael Haislip
Exhibit C	Warrant Surrender Agreement, Waiver and Release
Exhibit D	Non-Solicitation Side Letter
Exhibit E	Form of Certificate of Merger
Exhibit F	Certificate of Formation of the Surviving Corporation
Exhibit G	Initial Officers of Surviving Corporation
Exhibit H	Form of Escrow Agreement
Exhibit I	Dissenters’ Notice
Exhibit J	Closing Working Capital
Exhibit K	Indemnity Policy
Exhibit L	Termination Agreement

SCHEDULES
3.1	List of Subsidiaries
3.3(a)	Options
3.3(b)(i)	Material Investments
3.3(b)(ii)	Holders of Registrable Securities
3.3(b)(iii)	Holders of Recapitalization Common Stock
3.3(c)	Encumbrances
3.5	Required Filings and Consents
3.6	Financial Statements; Indebtedness
3.7	Absence of Certain Changes or Events
3.8	Litigation
3.9	Compliance with Laws
3.10(a)	Taxes
3.10(b)	Tax Notices
3.10(c)	Deferred Taxable Income
3.10(d)	Section 355
3.10(e)	Foreign Residency Issues
3.10(g)	Listed Transactions and Certain Reporting Requirements
3.10(h)	Agreements with Taxing Authorities
3.10(i)	ection 162(m) Contracts
3.10(j)	Intercompany Transactions
3.11(a)	Intellectual Property
3.11(b)	Rights to Use Intellectual Property
3.11(c)	Threatened or Pending Claims; Infringement
3.12	Scheduled Contracts
3.13(a)	Benefit Plans

3.13(f)	Employee Benefit Plans — PPACA
3.13(i)	Employee Benefit Plan Conflicts
3.13(m)	Employee Benefit Plans
3.14(a)	Owned Real Property
3.14(b)	Leased Real Property
3.15(a)	Highly Compensated Employees
3.15(b)	Labor Relations
3.16	Environmental Matters
3.17	Insurance
3.18	Affiliate Transactions
3.19(a)	Dealers
3.19(d)	Discounts or Rebates to Customers or Dealers
3.21(b)	Central Monitoring Centers
The undersigned registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.